SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 10, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Quarterly Information (ITR) at
June 30, 2007
and Report of Independent Auditors
on Limited Reviews
(unaudited)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01639-0	2 - COMPANY NAME TAM S.A.	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)01.832.635/0001-18
4 - State Registration Number – NIRE 35.300.150.007

01.02 - HEAD OFFICE

1 - ADDRESS Avenida Jurandir, 856 – Lote 4			2 - SUBURB OR DISTRICT Jardim Ceci
3 - POSTAL CODE 04072-000	4 – MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 0011	7 - TELEPHONE 5582-8817	8 – TELEPHONE 5582-8365	9 - TELEPHONE 5582-9417	10 - TELEX
11 - AREA CODE 0011	12 - FAX 5582-8149	13 – FAX 5571-8804	14 - FAX 5581-8825
15 - E-MAIL libano.barroso@tam.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Líbano Miranda Barroso
2 - ADDRESS Avenida Jurandir, 856 - Lote 4			3 - SUBURB OR DISTRICT Jardim Ceci
4 - POSTAL CODE 04072-000	5 – MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 0011	8 - TELEPHONE 5582-8817	9 – TELEPHONE 5582-8365	10 - TELEPHONE 5582-9417	11 - TELEX
12 - AREA CODE 0011	13 - FAX 5582-8149	14 – FAX 5582-8804	15 - FAX 5581-8825
16 - E-MAIL libano.barroso@tam.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/07	12/31/07	2	04/01/07	06/30/07	1	01/01/07	03/31/07
9 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes						10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Carlos Alberto de Sousa					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 724.687.697-91

01.05 - CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 06/30/07	Prior quarter 03/31/07	Same quarter in prior year 06/30/06
Paid-up capital
1 - Common	59,792	59,792	59,795
2 - Preferred	90,771	90,771	90,768
3 - Total	150,563	150,563	150,563
Treasury stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 1140- Transport and logistics services
5 - MAIN ACTIVITY Transportation of passengers and cargo
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL INFORMATION

1 - ITEM	2 - CNPJ	3 – NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	03.20.2007	Dividends	03.30.2007	ON	0.7993821500
02	RCA	03.20.2007	Dividends	03.30.2007	PN	0.7993821500
03	RCA	03.20.2007	Interest on shareholders´ equity	03.30.2007	ON	0.1123196500
04	RCA	03.20.2007	Interest on shareholders´ equity	03.30.2007	PN	0.1123196500

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 06/30/07	4 – 03/31/07
1	Total assets	2,000,744	2,015,314
1.01	Current assets	554,885	541,276
1.01.01	Cash and cash equivalents	522,717	512,994
1.01.01.01	Cash	744	4,240
1.01.01.02	Cash Equivalents	521,973	508,754
1.01.04	Other	32,168	28,282
1.01.04.01	Tax Credits	12,774	8,493
1.01.04.02	Dividends Receivable	16,911	16,911
1.01.04.03	Deferred Income Taxes and Social Contribution	2,165	1,158
1.01.04.04	Prepaid expenses	318	1,720
1.02	Long-term receivables	1,445,859	1,474,038
1.02.01	Long term assets	1,337	14
1.02.01.01	Others	14	14
1.02.01.01.01	Judicial Deposits	14	14
1.02.01.03	Others	1,323
1.02.01.03.01	Custumer accounts receivable	1,323
1.02.02	Permanent assets	1,444,522	1,474,024
1.02.02.01	Investiments	1,444,522	1,474,024
1.02.02.01.03	Subsidiaries	1,444,522	1,474,024

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 06/30/07	4 – 03/31/07
2	Total liabilities and stockholders' equity	2,000,744	2,015,314
2.01	Current liabilities	25,874	10,602
2.01.02	Debentures	25,253	9,823
2.01.04	Taxes, charges and contributions	96	143
2.01.04.01	Salários e encargos	65	106
2.01.04.02	Taxes and tariffs	31	37
2.01.05	Dividends payable	523	525
2.01.06	Provisions		106
2.01.06.01	Deferred Income Taxes and Social Contribution		106
2.01.08	Other	2	5
2.01.08.01	Other accounts payable	2	5
2.02	Long-term liabilities	502,100	502,100
2.02.01	Loans and financing	502,100	502,100
2.02.01.02	Debentures	500,000	500,000
2.02.01.04	Payables to related parties	536	536
2.02.01.06	Other	1,564	1,564
2.02.01.06.01	Other accounts payable	1,564	1,564
2.04	Stockholders’ equity	1,472,770	1,502,612
2.04.01	Capital	675,000	675,000
2.04.02	Capital reserves	102,855	102,855
2.04.03	Revaluation reserves	144,424	146,468
2.04.03.02	Subsidiary/associated companies	144,424	146,468
2.04.04	Revenue reserves	523,657	523,657
2.04.04.01	Legal	33,786	33,786
2.04.04.05	Retention of profits	489,871	489,871
2.04.05	Retaind Earnings	26,834	54,632

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 - 07/01/06 to 06/30/07	4 -01/01/07 to 06/30/07	5 - 07/01/06 to 06/30/06	6 - 01/01/06 to 06/30/06
3.01	Gross sales and/or services revenue
3.01.01	Other operating income
3.02	Deductions
3.03	Net sales and/or services revenue
3.04	Cost of sales and/or services
3.05	Gross profit
3.06	Operating expenses/income	(29,750)	29,543	138,921	267,689
3.06.01	Selling
3.06.02	General and administrative	(799)	(1,510)	(2,976)	(10,728)
3.06.02.01	Director´s Fees	(254)	(576)	(113)	(633)
3.06.02.02	Other expenses general and administrative	(545)	(934)	(2,863)	(10,095)
3.06.03	Financial	(658)	1,891	20,112	33,900
3.06.03.01	Financial income	15,400	35,171	20,848	36,826
3.06.03.02	Financial expenses	(16,058)	(33,280)	(736)	(2,926)
3.06.04	Other operating income
3.06.05	Other operating expenses	(179)	(358)	(179)	(358)
3.06.06	Equity in the earnings of subsidiaries	(28,114)	29,520	121,964	244,875
3.07	Operating income	(29,750)	29,543	138,921	267,689
3.08	Non-operating results
3.08.01	Income
3.08.02	Expenses
3.09	Profit before taxes and profit sharing	(29,750)	29,543	138,921	267,689
3.10	Provision for income tax and social contribution	112		(5,230)	(7,260)
3.11	Deferred income tax	1,000	1,000

1 – Code	2 – Description	3 - 04/01/07 to 06/30/07	4 -01/01/07 to 06/30/07	5 - 04/01/06 to 06/30/06	6 - 01/01/06 to 06/30/06
3.12	Statutory profit sharing and contributions
3.12.01	Profit sharing
3.12.02	Contributions
3.13	Reversal of interest on capital
3.15	Net income (loss) for the period	(28,638)	30,543	133,691	260,429
	Number of shares (thousand), excluding treasury stock	150,563	150,563	150,563	150,563
	Net income per share	(0.19021)	0.20286	0.88794	1.72970

04.01 – Explanatory notes

1 Operations

TAM S.A. ("TAM'' or "Company'') was incorporated in 1997, to invest in companies which carry out air transportation activities. The Company's principal subsidiary, TAM Linhas Aéreas S.A. ("TLA''), operates in the transportation of passengers and cargo within Brazil and on international routes. In September, 2003, the Company acquired Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial”) were constituted, wholly-owned subsidiaries TLA and both headquartered in Cayman Islands.

The TLA quarterly financial information is based on the consolidation of its subsidiaries Fidelidade Viagens e Turismo Ltda. (“Fidelidade”) which operates as a travel and tourism agency under the name of TAM Viagens, TAM Capital and TAM Financial Services 1 Limited whose main activities involve aircraft acquisition and financing.

On June 13, 2005 the Company concluded a public offering of its shares on the São Paulo Stock Exchange (“BOVESPA”), which raised funds for the acquisition/lease of narrow bodied aircraft (predominantly the Airbus A320), to renovate and expand its fleet, in line with its strategy to consolidate its leadership in the domestic market and further our participation in the international market. On July 15, 2005, the over-allotment option was exercised by underwriters of the public offering. With the same objective, on March 10, 2006 the Company made an additional Public Offering – this time on the BOVESPA and the New York Stock Exchange – NYSE, which was concluded on April 6, 2006, with the exercise of a supplementary lot of shares as permitted by the Preferential Share Distribution agreement.

2 Presentation of the interim financial information

The financial information have been prepared in accordance with the accounting practices adopted in Brazil ("Brazilian GAAP'') which are based on:

  Brazilian Law No. 6.404/76, as amended by Brazilian Law no. 9,457/97 and Brazilian Law Nº 10,303/01;

  the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or "CVM''); and

  the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or "IBRACON'').

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'') (formerly the Civil Aviation Department – DAC).

The financial information previously issued for the three and six months periods ended June 30, 2006 were adjusted by recognizing all financial instrument derivative at their fair value, as described in Note 22 (g).In accordance with CVM Deliberation nº 506/06, prior periods were restated.

The Company has formally agreed with the São Paulo Stock Exchange – BOVESPA, to adopt differentiated corporate governance practices – Level 2. The Company’s interim financial information meets the additional requirements of the Level 2 corporate governance practices.

In order to provide additional clarity and transparency to the market, the Company is disclosing its statement of cash flows and added value statement, as information.

  Cash flow

Prepared in accordance with NPC 20 from the Brazilian Institute of Independent Auditors – IBRACON, it discloses the main operations that affected cash and financial investment, as demonstrated in Note 32.

  Added value

Prepared in accordance with CVM guideline 24/92 and CVM Official Circular 01/00. The standard used is that proposed by NBCT 3.7 from the Federal Accounting Council, and presents the added value created by the Company and the manner in which this wealth was distributed between employees, the Government, external financers and shareholders, as demonstrated in Note 33.

However, in the Company’s opinion, the interim financial information presented herein includes all adjustments necessary for a fair presentation of the results for interim periods. The result of operations for the three and six month period ended June 30, 2007 is not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2007.

3 Significant accounting practices

(a) Determination of results of operations

Results of operations are determined on the accrual. Revenue is recognized, as follows:

1.	air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

2.	tickets sold but not yet used related to advances ticket sales are registered as current liabilities;

3.	revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

4.
other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

(b) Accounting estimates

The preparation of consolidated interim financial information in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial information and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: the useful life of property, plant and equipment, allowance for doubtful accounts, allowance for inventories, deferred income tax assets, provision for contingencies and tax obligations under judicial dispute, valuation of derivative instruments, and assets and liabilities related to employees' benefits.

(c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the quarterly information date. Foreign exchange differences arising on translation are recognized in the statements of operations.

(d) Current and non-current

  Financial investments

The financial investments are initially recorded at acquisition cost and subsequently at market value.

  Allowance for doubtful accounts receivable

The allowance for doubtful accounts receivable is established in an amount considered sufficient by management to cover expected losses incurred in the collection of those credits.

  Inventories

Inventories, consisting of parts and materials to be used in maintenance and repair services, are stated at the average purchase cost, which is lower than replacement cost. Additionally, inventories are reduced by a provision for obsolete items, when applicable.

  Advances for aircraft maintenance

An advance for aircraft maintenance represents prepayment of maintenance to lessors under some of our operating lease agreements. As the Company presents proof of the performance of such maintenance, the related advances are reimbursed.

  Investments

Investments in subsidiaries are stated using the equity method, plus positive goodwill or less negative goodwill, when applicable.

Goodwill arising on the purchase of TLA, is substantially based on expected future profitability, and is being amortized over ten years, as from the date on which benefits started to be generated. In the consolidated financial information, the balance has been reclassified as "Deferred Assets".

Negative goodwill takeover of Mercosur is considered to arise due to other economic reasons (art. 21, line c of the CVM Instruction 1/78) and will be amortized upon the eventual divestiture or extinction of the assets, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. In the consolidated financial information, this amount is classified as “deferred charges”.

  Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction, plus annual revaluation of aircraft, flight equipment land and building to their fair market values. Depreciation is recorded using the straight-line method Note 12, and takes into account the estimated useful lives of assets.

Maintenance expenses are recorded using the built-in overhauls method and is amortized through the next scheduled maintenance. Amortization of capitalized maintenance is recorded within cost of services rendered.

  Deferred charges

Deferred charges substantially comprised by goodwill arising on the acquisition of TLA.

  Other current and non-current assets

Other current receivables and long-term assets are presented at net realizable values.

(e) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued indexation charges and exchange rate variations.

(f) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(g) Advances from ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used in the last 12 months. Such amounts are recognized in income when the associated service is carried out or when the tickets expire.

(h) Benefits to employees

TLA sponsors private defined contribution and defined benefit pension plans. In accordance with CVM Deliberation nº 371/00, the Company recognizes the actuarial liability, which was initially calculated in 2001, in the statements of operations, over a five year period until 2006. For subsequent periods, obligations are actuarially determined and accrued in the statement of operation. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the “defined benefits” plan to the “defined contribution” plan.

(i) Income tax and social contribution

Deferred tax loss carryforwards are recorded in accordance with CVM Instruction nº 371/02, and consider past profitability and expectations of future taxable income. Income tax and social contribution available for offset against tax payable are limited to 30% of annual taxable income in any single year.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371/02, and consider past profitability and expectations of future taxable income, based on a technical viability study.

The Company also recognized deferred income tax and social contribution on temporary differences, including liabilities over the surplus generated by the revaluation of assets.

(j) Leases

Leases are recorded as follows:

  Financial leases

When a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as an “Property plant & equipment” against current and non-current obligations;

  Operating leases

Refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of the lease instalments are recorded in the income statement when incurred, as “Cost of services rendered”.

(k) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems.

In the quarter ended March 31, 2007, the Company, pursuing on going improvements in best corporate governance practices and financial controls, changed its accounting practice and recognizing financial instruments under fair value market. For purposes of comparison, the balance sheet and income statements of previous period include here in have been restated to show the effects retroactively.

(l) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated from TAM flights or flights with partner airline companies, or upon making purchases using the TAM Loyalty Program credit card, or using the services and products of partner entities.

On June 30, 2007, TLA's customers had earned points which had not been utilized.

During the quarter ended at March 31, 2006 the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Loyalty Program.

The effect of this change in 2006 the amount of R$ 8,919 was recorded directly to stockholders' equity under retained earnings, net of the tax effect of R$ 4,597.

The Company adopts the incremental cost method to recognize its obligation to honor the program benefits, by estimating total expenses of redeeming these tickets, taking into account the current average capacity levels of the flights and marginal cost, per passenger transported (basically insurance and catering). Revenue resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, rental car and others are recorded when the points are issued to participants.

4 Consolidated financial information

The consolidated interim financial information included the interim financial information of TAM and its subsidiaries, as listed below:

		Ownership percentage

	Date of consolidated
	interim financial
	information	2007	2006

TAM Linhas Aéreas S.A.	06.30.2007	100.00	100.00
Fidelidade Viagens e Turismo Ltda.	06.30.2007	99.99	99.99
TAM Capital Inc.	06.30.2007	100.00
TAM Financial Services 1 Limited	06.30.2007	100.00
Transportes Aéreos del Mercosur S.A.	05.31.2007	94.98	94.98

The accounting polices have been consistently applied by the consolidating companies and are aconsistent with those used in the previous period and year.

The quarterly financial information of TAM Linhas Aéreas S.A., which were used as the basis for the consolidation by TAM S.A., take into consideration its balances consolidated with those of subsidiaries Fidelidade Viagens e Turismo Ltda., TAM Capital Inc. and TAM Financial 1 Limited.

Description of main consolidation procedures:

i. Elimination of intercompany asset and liability account balances.

ii. Elimination of investment in the subsidiaries' capital, reserves and retained earnings.

iii. Elimination of intercompany income and expense balances.

iv. Identification of minority interests in subsidiaries.

v. The revaluation of Mercosur’s fixed assets has been considered in the consolidated financial information, in order to comply with the Company’s accounting practices. However no accounting adjustments were made to the statutory books in its country of origin;

vi. The shareholders’ equity of the company headquartered abroad (Mercosur) was translated into Reais at the exchange rate in effect on the interim close date in accordance with Pronouncement XXV of IBRACON, as approved by CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the participation in income, the effects of the exchange rate variation on the shareholders’ equity of the subsidiary; and

vii. The company consolidated its investments in its financial information as required by CVM instruction no. 408/2004 and the income from these funds was recognized in the “Financial income” account as set out in Note 5.

5 Financial investments - Consolidated

(a) Composition of balances

	Interest income
	(average weighted)	06.30.2007	03.31.2007

In local currency

Investment funds		19,124	23,869
Bank deposit certificates – CDB	103.1% of CDI	114,776	101,742
Variable income bonds
Fixed Interest	10.9% p.a.	810,918	871,205
Variable	114.7% of CDI	12,017	73,870
	100% of Selic	283,566	337,550
	IPCA + 6.5%	196,587	292,918
	IGPM + 7.7% p.a.	23,867	19,343
Overnight		90,732	46,602
Debentures	101.9% of CDI	75,575	70,328
Variable income funds and shares		16,518	55,923
Others		75,838	16,886

		1,719,518	1,910,236

In foreign currency
Fixed income funds		7,726	18,254
Bank deposit certificates – CDB	11.34% p.a.	664,537

		672,263	18,254

		2,391,781	1,928,490

(b) Exclusive investment funds

	Parent Company		Net Equity

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Spitfire II Fundo de Investimento em Cotas
de Fundos de Investimento Multimercado	446,316	434,883	1,670,686	1,844,212

Total	446,316	434,883	1,670,686	1,844,212

Through the this investment fund, the Company participates indirectly of following funds:

  Constellation Fundo de Investimento Multimercado;
  14 BIS Fundo de Investimento Multimercado;
  Fundo de Investimento Multimercado First Class;
  Stearman Fundo de Investimento Multimercado;
  Cruiser Fundo de Investimento Multimercado;
  Tucano Fundo de Investimento Multimercado.

These funds are designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

The financial investments in investments funds can be redeemed at any time without loss of revenue.

6 Customers accounts receivable – Consolidated

(a) Composition of balances

	06.30.2007			03.31.2007

	Domestic	International	Total	Total

Credit cards	486,958	28,558	515,516	523,413
Travel agencies	245,291	42,673	287,964	229,403
Account holders	52,716	6,086	58,802	25,267
Other airlines	1,788	3,957	5,745	34,526
Cargo agencies	5,151	39,492	44,643	58,730
Prepaid checks	13,326		13,326	14,913
Others	67,528	13,458	80,986	91,990

Total	872,758	134,224	1,006,982	978,242

Allowance for doubtful accounts	(35,982)	(6,867)	(42,849)	(39,580)

Total	836,776	127,357	964,133	938,662

“Others” includes mainly receivables derived from product swaps and sales of Loyalty Program points.

(b) Aging list – Receivables by due date

Composition	06.30.2007	03.31.2007

Not yet due	933,166	914,630
Overdue
Up to 60 days	18,774	13,418
From 61 to 90 days	2,737	2,986
From 91 to 180 days	5,200	3,602
From 181 to 360 days	6,737	8,341
Over 360 days	40,368	35,265

	1,006,982	978,242

(c) Changes in the allowance for doubtful accounts

	Quarter ended of		Semester ended of

	06.30.2007	06.30.2006	06.30.2007	06.30.2006

Balance at the beginning of the period	39,580	24,051	38,387	31,536
Increases (recorded as sales expenses)	3,419	3,645	4,842	4,978
Recovered in the period	(150)	(1,308)	(380)	(10,126)

Balance at the end of the period	42,849	26,388	42,849	26,388

7 Inventories - Consolidated

(a) Composition of balances

	06.30.2007	03.31.2007

Spare parts and material for repairs and maintenance	115,601	127,146
Other inventories	7,496	8,281

Total	123,097	135,427
Provision for loss on realization	(11,409)	(11,419)

Total	111,688	124,008

“Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Change in provision for loss on realization of inventory

The changes in provision for obsolete inventories are summarized as follows:

	Trimester ended of		Semesters ended of

	06.30.2007	06.30.2006	06.30.2007	06.30.2006

Balance at the beginning of the period	11,419	12,184	10,954	12,527
Additions (recorded as “cost of services
rendered”)	2,083	244	2,598	268
Reversal	(2,093)	(195)	(2,143)	(562)

Balance at the end of the period	11,409	12,233	11,409	12,233

8 Advances to aircraft manufacturers - Consolidated

At June 30, 2007, advances to aircraft manufactures are represented by U.S. dollar denominated contractual prepayments, made to the manufacturer, of R$ 827,829 (March 31, 2007 - R$ 558,702), equivalent to US$ 429,773 thousand (March 31, 2007 – US$ 272,484 thousand). Of this amount, R$ 671,286 (March 31, 2007 – R$ 379,379) refers to aircraft which will be delivered in long-term.

The advances are classified as current and non current assets, since TLA is guaranteed reimbursement of these amounts when the aircraft is leased by the manufacturer, or when the financing for the equipment is agreed.

9 Deposits in guarantee - Consolidated

Deposits and collaterals in guarantee relating to the lease of aircraft and engines serve mainly to guarantee payments of operating lease installments. Such deposits and collaterals are denominated in U.S. dollars, and accrue interest based on the London Interbank Offered Rate ("LIBOR'') plus a spread of 1% per annum (p.a.). The terms for redemption are defined in the lease contracts.

10 Investments

(a) Composition of balances

	Parent Company		Consolidated

	06.30.2007	03.31.2007	06.30.2007	03.31.2007

Investments in subsidiaries	1,455,262	1,484,585
Negative goodwill on acquisition of subsidiaries	(10,740)	(10,561)
Other investments			70	70

	1,444,522	1,474,024	70	70

(b) Information on subsidiaries

	06.30.2007			03.31.2007

		Transportes
	TAM Linhas	Aéreos del
	Aéreas S.A.	Mercosur S .A.	Total	Total

Number of shares
Total	2,064,602	87,653
Held	2,064,602	83,253
Percentage participation	100.00	94.98

Shareholders’ equity and advances for capital
increase	1,402,607	55,439
Loss of the trimester	(25,281)	(2,983)
Net income of the semester	27,570	2,053
Book value of investment	1,402,607	52,655	1,455,262	1,484,585
Equity in earnings - trimester	(25,281)	(2,833)	(28,114)	57,634
semester	27,570	1,950	29,520	57,634

11 Related party transactions

	06.30.2007						03.31.2007

				Fidelidade
		TAM	Transportes	Viagens e
		Linhas	Aéreos del	Turismo	TAM
	TAM S.A.	Aéreas S.A.	Mercosur S.A.	Ltda.	Financial	Total	Total

TAM S.A.

Interest on shareholders’
equity and dividends
receivable		16,911				16,911	16,911
Non-current payables –
intercompany loans		(536)				(536)	(536)

TAM Linhas Aéreas S.A.
Accounts receivable			1,433	48,183		49,616	45,637
Accounts payable			(1,016)			(1,016)	(1,008)
Long-term receivables –
intercompany loans	536					536	536
Interest on shareholders’
equity and dividends
payable	(16,911)					(16,911)	(16,911)
Other operating income			15,398			15,398	7,374
Advance for capital
increase (AFAC)					116,371	116,371

Transportes Aéreos del
Mercosur S.A.
Cost of services rendered		(15,398)				(15,398)	(7,374)
Accounts receivable		1,016				1,016	1,008
Accounts payable (deposit
as guarantee)		(1,433)				(1,433)	(1,571)

Fidelidade Viagens e
Turismo Ltda.
Accounts payable		(48,183)				(48,183)	(44,066)

TAM Financial
Advance for capital
increase (AFAC)		(116,371)				(116,371)

	(16,375)	(163,994)	15,815	48,183	116,371

04.01 – Explanatory notes

At June 30, 2007, TLA received from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 284 and R$ 588 for the three and six periods ended June 2007 recorded as “cost of services rendered” (June 30, 2006 – R$ 279 and R$ 568), relating to services provided, such as the use of its importations area and aircraft insurance.

TLA and TAM Marília agreed to share the utilization of the hangar located by the Congonhas airport, for a period of 10 years.

TLA paid to TAM Marília R$15,500 and may use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the old cargo terminal. The total amount was established based on valuation reports performed by independent companies, refleting the economic premium obtained by such a location in TLA cargo activities.

The Company and its subsidiaries signed a contract on March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract establishes a monthly fee, adjusted annually by IGPM, which totaled to R$ 3,637 and R$ 7,194 for the three and six periods ended at June 30, 2007 (2006 – R$ 3,549 and R$ 7,017), recorded as “Administrative expenses”.

The operations performed between the companies were carried out under normal market conditions.

12 Property, plant and equipment – consolidated

(a) Composition of balances

	06.30.2007			03.31.2007

					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rates- %

Flight equipment	819,105	(374,649)	444,456	418,599	8.96
Land and buildings	217,043	(14,556)	202,487	206,638	2.82
Computers and software	104,300	(51,273)	53,027	51,501	20.00
Machinery and equipment	69,872	(34,214)	35,658	34,137	10.00
Furniture, fixtures and facilities	27,430	(12,930)	14,500	11,938	10.00
Vehicles	35,702	(27,920)	7,782	7,529	20.00
Software	11,963	(640)	11,323	5,398	33.33
Construction in progress	45,427		45,427	44,646
Others	44,808	(12,266)	32,542	14,031	6.70

	1,375,650	(528,448)	847,202	794,417

“Flight equipment” includes engines and spare parts “Other” is mainly composed of improvements carried out on the runway at the São Carlos Technology Center.

The liens (Note 13) on property, plant and equipment amounted to R$ 110,499 (March 31, 2007 – R$ 110,499)

(b) Revaluation ( Note 22 (c))

TLA, updated its revaluation of aircraft engines and properties at November 30, 2006, based on an independent revaluation report issued by Engeval Engenharia de Avaliações S/C Ltda, which was approved at the Extraordinary Board Meeting held on December 29, 2006. This revaluation resulted in an increase in stockholders’ equity of R$ 9,541 (R$ 7,332 net of tax, by CVM Deliberation nº 273/98). The revaluation was based on the current fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.

Mercosur revalued its aircraft engines and property at November 30, 2006, based on an independent revaluation report. This revaluation resulted in a decrease in the Company’s stockholders’ equity, of R$ 633(R$ 601 net of tax in TLA). The revaluation was based on the current fair market value of the assets.

As required by CVM Deliberation nº 183/95, upon realization of the revaluation reserve R$ 840 was appropriated to the “Retained earnings” in the three month periods ended June 30, 2007 (June 30, 2006 – R$ 915).

13 Loans and financing – Consolidated

		Interest rates	Payment terms and
	Guarantees	(weighted average)	year of last payment	06.30.2007	03.31.2007

Local currency
Leasing of IT equipment	Promissory note R$ 8,264	Fixed interest 3.0% to 23.4% p.a.(12.0% p.a.)	Monthly until 2008	20,005	11,897
Leasing of IT equipment	Promissory note R$ 13,497	CDI + Spread of 1.3% p.a.to 3.0% p.a.(2.9% p.a.)	Monthly until 2010	14,731	24,256
FINEM – Sub credit A	Lien over assets and accounts receivable	TJLP + 4.5% p.a.	Monthly until 2011	65,696	69,352
FINEM – Sub credit B	Lien over assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a.	Monthly until 2012	9,549	10,777
Compror	No guarantee	101% p.a. to 103% p.a. of CDI (12.3% p.a.)	Monthly until 2007	210,526	183,854
Others	Fiduciary alienation + promissory note $ 7,131	TJLP + Spread of 3.04% p.a. to 5.5% p.a. (10.3% p.a.)	Monthly until 2012	7,094	5,754

Total in local currency				327,601	305,890

Foreign currency
		Fixed interest 5.6% p.a to 6.3% p.a.and 12 month
FINIMP	Promissory note USD 21,762 thousand	LIBOR + 0.2%p.a.to 1.6% p.a.(5.8% p.a.)	Annual until 2009	131,287	123,315
		6 month LIBOR+ Spread of 1.6% p.a.to 3.0% p.a.
International Finance Corporation - IFC	Guarantee deposit of USD 2,500 thousand	(7.8% p.a.)	Six-monthly until 2012	50,668	41,162
Leasing renegotiation	Letter of guarantee	Fixed instalments of US$ 55 thousand	Monthly until 2022	12,372	13,305
Financing - Machinery and equipment	Guarantee deposit	1 month LIBOR + 5.0% p.a.	Monthly until 2008	880	1,188
Financing – Advances to aircraft manufactures	Unconditional garantee	Fixed interest of 0.6% p.a	Monthly until 2008	354,982
Others	Promissory notes USD 3,165 thousand	Fixed interest of 8.5% p.a.	Monthly until 2007	677	720

Total in foreign currency				550,866	179,690

Total in local and foreign currency				878,467	485,580

Current				(306,689)	(268,098)

Non-current				571,778	217,482

Abbreviations:

FINIMP – Import Financing
FINAME – Government agency financing for machinery and equipment
TJLP – Long term interest rate
CDI – Interbank deposit rate

Long-term amounts fall due as follows:

Year	06.30.2007	03.31.2007

2008	424,716	66,617
2009	86,294	90,392
2010	25,478	24,395
2011	22,632	22,663
2012	3,664	3,841
After 2012	8,994	9,574

	571,778	217,482

On December 16, 2005, the Company signed a loan agreement contract with the International Finance Corporation – IFC – in the amount of US$ 50 million, US$ 33 million to be used for the financing of advances to aircraft manufacturers for future aircraft and US$ 17 million as working capital. In the semester ended June 30, 2006, the US$ 17 million working capital portion was drawn down.

In the second semester of 2006, US$ 3.9 million was used for financing pre-payments to aircraft manufacturer. Liens on equipment and liens on accounts receivable have been offered to secure the loan.

The Company is subject to covenants under its loan facilities such as financial ratios, limitation of issuance of new debt facilities and priority of prepayment of loans. As of June 30, 2007 the Company is in compliance with all of its covenants.

14 Leases Payable - Consolidated

		Monthly
		payments
	Financial interest	with final
	(weighted average)	due date in	06.30.2007	03.31.2007

Foreign currency

Airbus A319/A320 engines	6 month LIBOR (5.4% p.a.)	2015	38,353	42,284
Airbus A330 engines and spare
parts	1 month LIBOR (5.3% p.a.)	2009	4,599	5,300
Refinancing of operational lease	1 month LIBOR (5.3% p.a.)	2009	19,170	19,950
installments	6 month LIBOR (5.4% p.a)	2016	51,075	59,560
	3 month LIBOR (5.4% p.a.)	2009	12,677	10,127
	Fixed interest of from 1.1% p.a.	2009	12,001	14,004

Total			137,875	151,225

Current			(68,802)	(69,318)

Non-current			69,073	81,907

The lease obligations above are secured by letters of credit issued and deposits in guarantee by the Company.

Long term amounts fall due as follows, per year:

Year	06.30.2007	03.31.2007

2008	16,397	20,883
2009	19,963	26,628
2010	9,796	12,959
2011	9,380	6,962
2012	5,233	5,606
After 2012	8,304	8,869

	69,073	81,907

15 Commitments

(a) Operating leases – Consolidated

TLA has obligations arising from operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet because the contracts do not include purchase options for the aircraft subject to the lease agreements. These operating leases cover: 17 Fokkers-100, 15 Airbus A319, 61 Airbus A320, 10 Airbus A330 and 3 MD-11 (December 31, 2006 - 21 Fokkers-100, 14 Airbus A319, 50 Airbus A320 and 10 Airbus A330). These contracts are for average to 102 months and are denominated in U.S.dollar and LIBOR. The cost of aircraft leases, recognized in the consolidated statement of operations in “Costs of services rendered”, totaled R$ 185,571 and R$ 405,159 for the three and six month periods ended June 30, 2007 (2006 – R$ 181,649 and R$ 343,798), respectively equivalent to US$ 93,638 thousand and US$ 198,102 thousand (2006 – US$ 83,146 thousand and US$ 156,792 thousand), respectively.

In addition, to meet the payment conditions established by contract, the Company offered promissory notes guaranteed by TAM totaling at June 30, 2007 US$ 50,982 thousands (March 31, 2007 – US$ 51,829 thousands).

Future disbursements due on these contracts (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

Future disbursements on these contracts, per year of maturity, are summarized below:

			In thousands of US dollars

		Monthly
	Financial interest	payments with
	(weighted average)	final payment in	06.30.2007	03.31.2007

Airbus A319	1 month LIBOR (5.3% p.a.)	2014	113,704	133,293
	3 month LIBOR (5.4% p.a.)	2013	35,696	38,125
	6 month LIBOR (5.3% p.a.)	2020	169,230	171,773

Airbus A320	Fixed interest 4.0% p.a.	2012	52,875	56,000
	1 month LIBOR (5.3% p.a.)	2015	158,924	144,445
	3 month LIBOR (5.3% p.a.)	2022	560,073	533,681
	6 month LIBOR (5.3% p.a.)	2020	613,774	529,626

	Fixed interest 4.6% p.a to 5.6% p.a
Airbus A330	(5.2% p.a)	2020	218,026	224,568
	6 month LIBOR (5.3% p.a.)	2017	427,362	427,759

Fokker 100	Fixed interest 1.10% p.a. to 2.0% p.a.
	(1.1% p.a.)	2011	53,371	66,886
	6 month LIBOR (5.4% p.a.)	2007	2,806	7,400

MD-11	Fixed payment US$ 399	2008	14,365	19,152

Airbus Engines	Fixed interest 0.9% p.a. to 1.0% p.a.
	(0.96% p.a.)	2011	13,276	10,597
	6 month LIBOR (5.2% p.a.)	2014	7,722	8,040

			2,441,204	2,371,345

Future disbursements due by year are as follows:

	In thousands of US dollars

Year	06.30.2007	03.31.2007

2007	203,102	288,760
2008	374,798	345,266
2009	328,067	305,127
2010	306,129	290,133
2011	287,685	272,500
2012	268,405	232,391
After 2012	673,018	637,168

	2,441,204	2,371,345

(b) Commitments for future aircraft acquisition

In 1998, TLA signed an agreement to purchase Airbus aircrafts commitment to purchase 2 A320 aircrafts to be delivered through 2008.

In 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321), remaining 18, the delivery of the A320 family aircraft are scheduled up to 2010.

In 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (15 A319, 16 A320 and 6 A330) for delivery by 2010.

Also in 2006, the Company contracted the purchase of 4 new Boeing 777-300 ER with 4 options for the same aircraft.

The Company and the Boeing had also signed a short leasing operation for 3 aircrafts MD-11, that will serve as a bridge lean until the delivery of the 4 B777-300 ER.

In 2007, the Company announced the acquisition of four additional new Boeing 777-300 ERs. So, the Company has eight an agreement to purchase Boeing for this aircraft.

On June 28, 2007, the Company also signed a Memorandum of Understanding signaling its intention to purchase 22 Airbus A350XWB models 800 and 900, with more 10 options; the A350 aircrafts will be delivered between 2013 and 2018. Additionally, the Company had confirmed the exercise of four options for Airbus A330, where two A330 will be delivered in 2010 and other two A330 will be delivered in 2011. The exercise of these four Airbus A330 is related to the agreement signed at the end of 2006.

16 Reorganization of the Fokker 100 Fleet

As a result of the agreement to return of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease contracts, of which ten were finance leases and nine were operating leases. These aircraft, as from the date of the renegotiated lease contracts up to their return, are under operating leases.

TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

At June 30, 2007, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 59,363 (March 31,2007 – R$ 68,912), equivalent to US$ 30,819 thousand (March 31,2007 – US$ 33,609 thousand), of which R$ 8,494 (March 31,2007 – R$ 11,714) is classified in current liabilities.

Non-current maturities have the following distribution:

	Consolidated

Year	06.30.2007	03.31.2007

2008	5,715	9,105
2009	15,184	16,163
2010	17,209	18,319
2011	12,761	13,611

	50,869	57,198

17 Advances ticket sales

At June 30, 2007, the balance of advance ticket sales is represented by 2,623,582 (March 31,2007 –2,874,153) ticket coupons sold but not yet used.

18 Provision for contingencies and judicial deposits- Consolidated

Management of TLA and Mercosur recorded provisions for the estimated loss for amounts being disputed in court for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable, and for those amounts considered legal obligations under laws or decrees despite the Company’s questioning legislation.

At June 30, 2007 the amount of provisions and corresponding deposits into court are summarized below:

	06.30.2007			03.31.2007

	Provision for	Judicial
	contingencies	deposits	Net	Net

Tax obligations
Contribution for Social Security - COFINS (i)	279,988	(25,397)	254,591	284,327
Social Integration Program - PIS (i)	88,656	(8,450)	80,206	76,681
Additional tariff (ii)	282,708		282,708	264,728
Withholding income tax (IRRF) on leases	12,309		12,309	12,107
Staff fund (iii)	59,987		59,987	54,988
Income tax		(3,164)	(3,164)	(3,164)
Others	8,416	(16,471)	(8,055)	2,274

	732,064	(53,482)	678,582	691,941

Labor (iv)	13,891	(9,201)	4,690	(365)
Civil	17,502	(7,324)	10,178	10,693

	763,457	(70,007)	693,450	702,269

(i) Corresponds to the discussion of the constitutionality of the change in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law nº 9718/98. Judicial deposits were made for certain months, and others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC.

On November 9, 2005, the Supreme Federal Court ruled that the change in the tax base was unconstitutional. During the first quarter, the Company has been successful in obtaining favorable ruling on one process which has enabled the partial reversal of established provision in the amount of R$ 7,560, where R$ 3,496 has been from administrative expenses and R$ 4,064 from financial expenses. At June 30, 2007, seven processes are yet to be judged.

(ii) Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes which are not supplemented. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii) Corresponds to the collection of 2.5% on the payroll for on the payroll for private social service and professional formation entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv) In the quarter ended March 31, 2007, the judicial deposits presents a value in excess of the contingency provision because of judicial withholding orders and judicial deposits for contingencies not included within the provision which is recorded in accordance with the CVM’s Orientation no. 15/87.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

	Quarter ended of		Semesters ended of

	06.30.2007	06.30.2006	06.30.2007	06.30.2006

At beginning of the period	761,281	630,108	722,761	654,101

Increases (recorded as “administrative
expenses”)	52,050	76,581	138,793	150,272
Reversals (recorded as “administrative
expenses”)	(40)		(462)	(852)
Payments	(49,834)	(28,230)	(97,635)	(125,062)

At the end of the period	763,457	678,459	763,457	678,459

The Company and its subsidiaries are involved in other contingencies involving fiscal, labor and civil claims in the amount of R$ 396,426 at June 30, 2007 (March 31,2007 - R$ 412,335).based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are probable and therefore, no provision has been recorded.

19 Debentures

The outstanding balance per issue is set out below:

Date	Series	Quantity	Amount	06.30.2007	03.31.2007

TAM
August 01, 2006	exclusive	50,000	10,000	525,253	509,823

TLA
April 22, 2003	first	473,006	47,301	12,574	16,363
April 22, 2003	second	222,835	22,284	5,924	7,709
May 16, 2003	third	177,165	17,717	5,647	7,007

		873,006	87,302	24,145	31,079

Total				549,398	540,902

Current				(49,398)	(39,953)

Long term				500,000	500,949

TAM

On July 7, 2006 Board of Directors approved the issue for public distribution of nominative, non-convertible debentures with no guarantee or preference but for provided by TLA.

The debentures have a nominal value of R$ 10,000 and a term of six years, the repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP – the custodian and liquidation chamber.

TLA

At the Extraordinary General Meeting held on April 7, 2003 stockholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A. (Itaú), on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

20 Senior notes

On April 25, 2007, TAM Capital, has issued 7.375% US$ 300 million senior notes due 2017 (“Notes”) in a transaction under the United State Securities Act of 1933, as amended.

At June 30, 2007, the outstanding amount of the Notes was R$ 585,673, equivalent to US$ 304,056 thousand, including R$ 7,813 of interest accrued classified as current liabilities.

21 Income tax and social contribution

(a) Reconciliation between nominal and effective income and social contribution taxes

	Quarter ended of		Semester ended of

	06.302007	06.30.2006	06.30.2007	06.30.2006

		(Note 22 (g))		(Note 22 (g))
Income before income tax and social
contribution	(38,723)	200,463	50,323	395,278
Composite statutory rate - %	34%	34%	34%	34%

Nominal income tax and social contribution	13,166	(68,157)	(17,110)	(134,395)
Non deductibles/non taxables items	(3,231)	1,635	(2,567)	(29)

	9,935	(66,522)	(19,677)	(134,424)

Income tax and social contribution
Current expense	(30,621)	(58,764)	(78,305)	(100,746)
Deferred (expense) benefit	40,556	(7,758)	58,628	(33,678)

	9,935	(66,522)	(19,677)	(134,424)

The above statement reflects only the activity of the Company and TLA, since Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and tax credits on Fidelidade have not been recognized due to the recurrent losses. It is expected that these credits will be fully compensated by the end of 2007.

(b) Composition deferred income tax and social contribution assets

	06.30.2007	03.31.2007

Tax loss and accumulated negative basis of social contribution	2,165	1,670
Temporary differences in the calculation of taxable income	193,686	154,038

Total	195,851	155,708

Current	(34,051)	(33,044)

Non current	161,800	122,664

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations. Income tax losses and negative basis of social contribution carryforwards do not expire.

Based on annual taxable income projections, adjusted to present value based on market interest rates, as well as current legislation related to the offset of taxable income (limited to 30% annually for negative basis of social contribution), management of the Company and TLA estimates that the utilization of deferred tax credits will be completed by the end of the current financial year.

The Company’s management believes that the tax credit related to temporary differences will be realized proportionally to the end of the contingencies and the other events related to.

(c) Deferred income and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded at June 30, 2007 is net of income and social contribution tax charges incurring on revaluation increments calculated on aircraft turbines and property. The deferred taxes were calculated based on the rates estimated for taxation and totaled R$ 55,222 at June 30, 2007 (March 31,2007 - R$ 55,612).

22 Shareholders’ equity

(a) Capital

As at June 30, 2007, subscribed and paid-in capital is comprised of 150,563,341 shares (March 31,2007 – 150,563,341), of which 59,791,955 are common shares (March 31,2007 – 59,791,955) and 90,771,386 are preferred shares (March 31,2007 – 90,771,386). Authorized capital amounts to R$ 1,200,000 (March 31,2007 – R$ 1,200,000) and can be increased upon issuance of common and preferred share with the Board of Directors’ approval.

At June 30, 2007 the Company did not hold any shares in treasury.

Common share confer to its bearer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in limited matters, however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

On June 13, 2005 the Board of Directors approved the primary public offering of 21,133,000 preferred shares issued by the Company and the secondary offering of 9,057,000 preferred shares. The price of the primary offering of preferred shares was R$ 18.00 per share.

In July, 2005, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the June 2005 public offering of shares, the Company issued 197,120 preferred shares at the price of R$18.00 per share. The over-allotment option was approved by the Company.

On March 10, 2006 the Board of Directors approved the global offering of 5,000,000 preferred shares issued by the Company and the secondary offering of 30,618,098 preferred shares. The price of the primary offering of preferred shares was R$ 42.00.

In April, 2006, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the March 2006 public offering of shares, the Company issued 1,503,879 preferred shares at the price of R$ 42.00 per share. The over-allotment option was approved by the Company.

During 2006, the Company reached its BOVESPA Level 2 requirement to have a free float of 25% of its shares. Since April, 2006 the free float was 45.39% (unaudited).

(b) Capital reserve – Share Premium account

The premium on the subscription of shares is allocated to all stockholders equally.

(c) Revaluation reserve (Note 12(b))

The amount from the revaluation reserve constituted in previous years, proportional to the depreciation on the revalued assets, was transferred to the “accumulated income” line, and, at June 30, 2007, totaled R$ 840 (June 30,2006 – R$ 915). Of the total reserve, R$ 35,948 (December 31, 2006 – R$ 35,948) corresponds to the revaluation of land, which will only be realized upon sale..

In accordance with CVM Instruction nº. 197/93, the deferred tax charges on the revaluation reserve, which at June 30, 2007 amounted to R$ 55,222 (March 31,2007 - R$ 55,612), are recognized in the statement of operations to the extent that the reserve is realized.

(d) Dividends

Pursuant to the Company's statutes, stockholders are assured a minimum dividend of 25% of adjusted net income for the year, after deducting 5% appropriated to the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

(e) Retained Income Reserve

Article 196 of Corporation Law requires that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company’s capital budget and working capital requirements. Future investments include the leasing of additional aircraft.

(f) Stock Option Plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved the stock option plan.

The maximum dilution effect to the Company's stockholders is 2% of outstanding shares, or 2,857,247 shares, for a share options to be granted to full time employees by the Board of Directors.

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time.

The Board of Directors granted the release of 955,005 preferred shares to be used as options under the plan bellow:

	1nd grant	2nd grant

Date	December 28,2005	November 30, 2006
Number of share	715,255	239,750
Exercise price – R$ per share	14.40	43.48
Readjustment index	IGPM	IGPM

(g) Prior period adjustment

During the first quarter ended March 31, 2007, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and began to record derivative financial instruments at their fair value market. The previous accounting practice was recognize derivative financial instruments at their amortized cost. The Company retrospectively applied this accounting practice to prior periods.

The fair value of the derivatives at December 31, 2006 amounted to R$ 9,021 (R$ 5,954 net of the tax effect) and were recorded to "Others accounts payable "and "Retained earnings".

For the three and six months periods ended June 30, 2006, the income statement effect of recording derivatives at fair market value was a benefit of R$ 55,436 and R$ 78,917 (R$ 36,588 and R$52,085 net of the tax effect), respectively.

23 Gross sales segment report

The Company utilizes its gross sales segment report by type of service rendered and by region, as follows:

(a) By type of service rendered

	Quarter ended of		1st semester of		Variation (V%)

	06.30.2007	06.30.2006	06.30.2006	06.30.2007	Quarter	Semester

Domestic revenue
Schedule - Passenger	1,142,111	1,195,982	2,181,100	2,309,931	-4.5	-5.6
Charter - Passenger	27,991	32,094	81,647	106,004	-12,8	-23.0
Cargo	90,953	76,842	172,870	149,184	18.4	15.9

	1,261,055	1,304,918	2,435,617	2,565,119	-3.4	-5.0

International revenue
Schedule - Passenger	528,810	324,230	1,031,437	608,420	63.1	69.5
Charter - Passenger	3,039	5,211	6,385	8,222	-41.7	-22.3
Cargo	104,316	35,680	179,080	66,437	192.4	169.5

	636,165	365,121	1,216,902	683,079	74.2	78.1

Other operating revenue
Commission	2,534	2,719	4,696	9,491	-6.8	-50.5
Partnerships with TAM Fidelidade
Program	71,711	57,918	141,365	89,314	23.8	58.3
Aircraft sub-lease		13,790		27,063
Travel and tourism agencies	3,938	4,324	8,141	10,062	-8.9	-19.1
Others (includes expired tickets)	78,105	75,224	160,109	103, 680	3.8	54.4

	156,288	153,975	314,311	239,610	1.5	31.2

Gross operating revenue	2,053,508	1,824,014	3,966,830	3,487,808	12.6	13.7

(b) By region

	Quarter ended of		Semester ended of		Variation (V%)

	06.30.2007	06.30.2006	06.30.2007	06.30.2006	Quarter	Semester

Brazil	1,417,343	1,458,893	2,749,928	2,804,729	-2.8	-2.0
Europe	261,902	122,743	498,742	230,975	113.4	115.9
North America	249,996	148,369	476,072	267,693	68.5	77.8
South America (excluding Brazil)	124,267	94,009	242,088	184,411	32.2	31.3

	2,053,508	1,824,014	3,966,830	3,487,808	12.6	13.7

24 Main costs and expenses - Consolidated (a) Qarter ended of June 30,:

	2007						2006

		Expenses

	Cost of
	services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%	Total	%

Personnel	245,619	32,816	27,831	2,637	308,903	15.9	205,016	13.6
Fuel	641,009				641,009	33.1	507,800	33.7
Depreciation and
amortization	19,527	439	7,076		27,042	1.4	24,279	1.6
Maintenance and
repairs (except
personnel)	105,421				105,421	5.4	102,226	6.8
Aircraft insurance	8,368				8,368	0.4	8,351	0.6
Take-off, landing
and navegation
aid charges	103,845				103,845	5.4	72,753	4.8
Leasing of
airraft and
equipment	188,720	948	2,677		192,345	9.9	185,789	12.3
Third party
services	24,465	38,953	54,170		117,588	6.1	118,589	7.9
Commercial and
marketing		233,564			233,564	12.1	195,662	13.0
Other	69,296	79,519	49,817		198,632	10.3	86,364	5.7

	1,406,270	386,239	141,571	2,637	1,936,717	100.0	1,506,829	100.0

(b) Semester ended of June 30,:

	2007						2006

		Expenses

	Cost of
	services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%	Total	%

Personnel	463,849	52,385	46,109	14,301	576,644	15.7	394,974	13.6
Fuel	1,211,258				1,211,258	32.8	977,605	33.6
Depreciation and
amortization	40,224	865	12,961		54,050	1.5	47,195	1.6
Maintenance and
repairs (except
personnel)	210,272				210,272	5.7	180,047	6.2
Aircraft insurance	16,878				16,878	0.5	17,242	0.6
Take-off, landing
and navegation
aid charges	203,101				203,101	5.5	141,850	4.9
Leasing of
airraft and
equipment	411,871	1,458	4,169		417,498	11.3	349,598	12.0
Third party
services	66,344	78,894	115,752		260,990	7.1	243,818	8.4
Commercial and
marketing		427,581			427,581	11.6	400,920	13.8
Other	135,576	91,473	77,169		304,218	8.3	154,359	5.3

	2,759,373	652,656	256,160	14,301	3,682,490	100.0	2,907,608	100.0

25 Financial income and expense – Consolidated

	Quarter ended of		Semester ended of

	06.30.2007	06.30.2006	06.30.2007	06.30.2006

Financial income
Interest from investments	68,249	45,066	138,755	84,746
Exchange variation	4,340	12,237	9,725	28,415
Interest income	9,556	2,789	14,851	5,154
Discounts obtained	3,705	747	9,546	1,427
Other	438	6	1,139	670

	86,288	60,845	174,016	120,412

Financial expense
Exchange variation	(34,600)	(10,253)	(55,603)	(15,149)
Interest expense	(67,243)	(31,184)	(108,666)	(59,211)
Tax on Bank Account Transactions – CPMF	(6,559)	(5,837)	(12,358)	(10,958)
Financial instruments losses	(38,538)	(7,934)	(52,793)	(12,827)
Other	(2,081)	(10,182)	(4,919)	(14,678)

	(149,021)	(65,390)	(234,339)	(112,823)

Financial income (expense), net	(62,733)	(4,545)	(60,323)	7,589

26 Benefits for employees

(a) Supplementary pension plan

TLA sponsors three private pension plans TAM Prev I, II and III which supplement retirement benefits. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. At June 30, 2007, there are still 5 participants which have not transferred into the PGBL.

The sponsors contribution paid in the period ended June 30, 2007 amounted to R$ 5,968 (March, 31,2007 R$ 2,957)

The independent actuary’s evaluation, dated January 29, 2007, for date basis of December 31, 2006 shows a pension asset of R$ 621, not included in the Company’s financial statements.

Actuarial assumptions

The Projected Unit Credit Method was applied by an independent actuary based on the following actuarial assumptions (nominal rates, including inflation):

	Annual Percentages

	2006	2005

Economic
Nominal discount rate	11.83	11.83
Nominal estimated return rate of assets	13.72	13.72
Nominal growth rate of plan benefits	5	5
Nominal future salary growth rate	7.10	7.10
Inflation	5	5
Growth rate of social security benefits	5	5

(b) Profit sharing

In accordance with the annual Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and payroll charges” at June 30, 2007, the provision for payment of this benefit in the amount of R$ 8,073 (June 30, 2006 – R$ 23,383).

27 Insurance coverage

Our subsidiaries contract insurance coverage for amounts above the minimum mandatory levels deemed necessary in light of the nature of our assets and operational risks. Given the nature of the risk premises adopted, we do not revise limited these quarterly information and, accordingly, our independent auditors also do not review these assessments.

At June 30, 2007, based on the aircraft fleet of TAM Linhas Aéreas S/A and Transportes Aéreos del Mercosur, our coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$ 1.5 billion.

In addition, the Brazilian Government (through Law 10,744 of October 9, 2003 and Decree nº 5,035 of April 05, 2004) has committed to match civil liability damages payable to third parties that the Company may be required to pay as a result of war or terrorist attack. This law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent to US$ 1 billion. The Company maintains insurance for the coverage of these risks and civil liabilities. Any payments for aircraft affected by such events would be covered by the insurance that we maintain.

Our subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from robbery, risk, fire, flooding, electrical damage or other similar events affecting our facilities, vehicles or other property.

On July 17, 2007, TAM flight 3054 from Porto Alegre to São Paulo—Congonhas had an accident during landing at Congonhas airport. We set out more information in relation to this accident under “Subsequent event”. At the date of this report, the Company maintains insurance for the coverage for the risks, wich are expected to cover any obligations generated by this accident.

28 Discussion judicials

(a) Value-Added Tax - ICMS

i. On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

ICMS taxation on domestic air cargo transportation revenue is still due. Management recorded a provision at June 30, 2007 of R$ 7,673 (March 31,2007 – R$ 7,543), in Taxes and tariffs payable. The installments due in more than one year at June 30, 2007 totaling R$ 157 (March 31,2007 – R$ 167) are classified as long term liabilities under “Other liabilities”.

ii. Collected of certain ICMS payments made from 1989 to 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in error. The Company will recognize the credits, estimated at approximately R$ 55,000 and corresponding indexation adjustments, when final recovery is assured.

(b) Compensation for fare insufficiency

TLA filed a lawsuit against the Federal Government demanding indemnity for losses arising in the period from 1988 to 1993, when the fares were regulated by the Federal Government.

In April 1998, the lawsuit was ruled in the Company’s favor by lower court of the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to delinquent interest since September 1993, and inflation adjustment since November 1994. The First Panel of Higher Court of Justice accepted the special appeal made by the Company determining that the Federal Court of Appeals judge the merit of the case without intervention from the Public Prosecutor.

Management has not recognized in the interim financial information any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

(c) Additional of airport tariffs ATAERO

TLA filed a claim for anticipated custody addressing the legality of the additional amount to tariffs (ATAERO), which rate is 50% on the tariff amount. At June 30, 2007, the amount under discussion totaled R$ 477,000 (March 31,2007 - R$ 453,918), not recognized in the interim financial information.

29 Financial instruments (a) General Considerations

The Company enters into transactions involving financial instruments in order to reduce the exposure of its risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

The Company, in order to align its accounting best practices with, corporate governance changed its criteria for recognizing financial instruments to fair value market. Changes in market value are included in the Company’s results of operations

(i) Risk from the price of fuel

Airline companies are exposed to the volatility in fuel prices. Fuel represented for the three and six month periods ended at June 30, 2007 33.1% and 32.8% (2006 – 33.7% and 33.6%), respectively of cost of services rendered, commercial, sales and administrative expenses (Note 24).

At June 30, 2007, these operations, with maturity up to June, 2008 they are 3,060 thousand barrels (March 31,2007 – 3,250 thousand barrels).

(ii) Foreign exchange rate risk

This risk is related to possible foreign exchange rate volatility, affecting the financial expense or income and the outstanding liabilities or assets balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency.

The existing policy for hedging foreign exchange risk is to cover of hard currency cashflow for up to twelve of the following months. At March 31, 2007 the period protected against the foreign exchange rate risk amounted to three months in function of a re-evaluation of procedures which has not yet been completed.

The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing contracts related to the expansion/maintenance of its operational activities.

On June 30, 2007, contracts for options to provide hedge for liabilities from suppliers and financing amounted to R$ 273,520 - US$ 142,000 thousand (March 31,2007 - R$ 811,958 – US$ 396,000 thousand), and have several maturity dates, up to December, 2007.

(iii) Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked..

To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

(iv) Credit risk - Credit risk arises from the possibility of the Company not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated for financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently accompanying its debtor balance (mainly from travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial Investments

Represented by funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as DI.

(c) Investments

TLA and Mercosur are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

30 Loyalty Program

At June 30, 2007, the TAM Loyalty Program carried 2,159,845 (March 31, 2007 – 1,958,663) (unaudited) one way domestic trip tickets earned by its clients but not redeemed. The Company currently records the incremental costs when awards are earned. For the three and six months ended at June 30, 2007, 237,569 and 444,019 (June 30, 2006 — 141,852 and 312,596), respectively free tickets were granted and used by our clients. The incremental costs of points earned under the Loyalty Program for the period ended June 30, 2007 was R$ 18,931 (March 31, 2007 - R$ 17,208) as recorded “Other liabilities” The base to calculate the incremental costs accrual is an estimative of the redemption for tickets by others airlines companies, quantity of points accumulated, tickets redeemed, estimation for expired points, non-redeemed accumulated points and valued by the incremental costs of service on board, fuel, insurance and boarding pass.

The points earned by our clients from the TAM Loyalty Program are valid for two years for the redemption into tickets. This limits any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

31 Subsequent event

(i). On July 17, 2007, TAM flight 3054 from Porto Alegre to São Paulo—Congonhas had an accident during landing at Congonhas airport. There were no survivors among the 163 passengers, 18 TAM employees and six crew members on board the aircraft. There were additional fatalities in a TAM Express facility into which the aircraft collided. The Company immediate priority following the accident was to provide assistance to the families of the victims and also dedicate to ensuring that there is a continuous flow of relevant information to the public. The steps Company has taken since the accident includes:

- The establishment of Family Assistance, including a dedicated toll free number (0800 117900) for family members and the provision of counseling, transportation, hotels and other needs;

- The activation of a company family assistance program;

- The deployment of specialized teams to different sites where assistance is needed;

- Jointly with Unibanco AIG, we have established two offices, in São Paulo and Porto Alegre, for individual services to family members to handle compensation issues;

- In order to keep family members permanently informed regarding assistance available, the progress of the investigation and the release of information, also establishing a website for the exclusive use and safe access by family members;

- Disclosure of information to the public. Since the date of the accident, the Company has issued more than 40 notices to the public containing information relating to the accident; and

- Full cooperation with regulatory and investigative authorities.

The Company is following Brazilian regulation IAC 200-1001 on Family Assistance and other national rules regarding the investigation of this accident.

The Company is fully cooperating with all regulatory and investigative authorities to determine the cause of this accident. Presently, the Company does not have sufficient information to estimate the amount of potential claims relating to this accident. The Company maintains insurance for the coverage for such risks, wich are expected to cover any obligations generated by this accident.

(ii). On August 01, 2007 the Board of Directors’ announced, in respect and honor of the victims of the accident flight 3054, respective family members and our employees, the decision to donate the land utilized before by the Cargo Terminal – TAM Express, located Av. Washington Luis, to the city of São Paulo, with the intention of providing the location for a memorial.

Considering that part of the building was given as part of the guarantees linked to a financial loan, the donation is conditioned to the approval of the financial instituition involved.

32 Supplementary Information - Statement of Cash flows

(a) Quarter ended of June 30,:

	Parent company		Consolidated

	2007	2006	2007	2006

Cash flows from operating activities
Net income (loss) for the quarter	(28,638)	133,691	(28,638)	133,691
Adjustments to reconcile net income (loss) to cash
generated by operating activities
Depreciation and amortization			27,042	24,279
Deferred income tax and social
contribution	(1,000)		(40,556)	7,758
Provision for contingencies			2,176	48,352
Equity on investments	28,114	(121,964)
Amortization of goodwill	179	179	179	179
Residual value of permanent asset disposed of			2,871	4,105
Monetary and foreign exchange rate variations
and interest, net	15,434		33,540	8,579
Other provisions			3,075	2,387
Minority interest			(150)	250

(Increase) decrease in assets
Accounts receivable			(28,556)	(86,211)
Inventories			12,330	(14,046)
Taxes recoverable	(4,281)	495	(36,598)	69,353
Prepaid expenses	1,402		(17,337)	18,411
Prepaid aircraft			(303,997)	(10,720)
Guarantee deposits			(27,728)	(3,943)
Deferred income tax and social contribution	(6)	620	23	2,921
Judicial deposits			(11,037)	5,086
Advances to aircraft maintenances			(28,549)
Other receivables	(1,323)	26	(88,882)	(32,969)

Increase (decrease) in liabilities
Suppliers			(60,782)	46,507
Salaries and social charges	(41)	(13)	35,835	10,970
Advance from ticket sales			90,239	150,679
Taxes and tariffs payable	(6)	(2)	(1,491)	8,445
Leases payable			(4,482)	1,702
Provision for income tax and social
contribution	(106)	(1,422)	30,599	(41,908)
Returno f Fokker 100 fleet			(6,030)	(6,596)
Other accounts payable	(3)		23,860	(28,738)

Net cash generated (used) by operating
activities	9,725	11,610	(423,044)	318,523

	Parent company		Consolidated

	2007	2006	2007	2006

Cash flow from investing activities
Increase in property, plant and equipment			(83,970)	(27,323)

Net cash used in investment activities			(83,970)	(27,323)

Cash flows from financing activities		63,164		63,164
Capital Increase	(2)	(3)	(2)	(3)
Financial leases/loans and financing
Increase			885,198	304,586
Payment (interest included)			(490,195)	(291,343)
Operating lease
Payment (interest included)			(2,521)	(4,616)
Debentures
Payment (interest included)			(7,729)	(6,887)
Senior notes
Increase			607,080

Net cash generated (used) by financing activities	(2)	63,161	991,831	64,901

Net increase in cash and cash equivalents	9,723	74,771	484,817	356,101

Cash and cash equivalents at the end of the quarter	522,717	632,646	2,510,617	1,564,425
Cash and cash equivalents at the beginning of the
quarter	512,994	557,875	2,025,800	1,208,324

Change	9,723	74,771	484,817	356,101

(b) Semester ended of June 30,:

	Parent company		Consolidated

	2007	2006	2007	2006

Cash flows from operating activities
Net income (loss) for the period	30,543	260,429	30,543	260,429
Adjustments to reconcile net income (loss) to cash
generated by operating activities
Depreciation and amortization			54,050	47,195
Deferred income tax and social
contribution	(1,000)		(58,628)	33,678
Provision for contingencies			40,696	24,358
Equity in investments	(29,520)	(244,875)
Amortization of goodwill	358	358	358	358
Residual value of permanent asset disposed of			3,475	5,393
Monetary and foregn exchange rate variations
and interest, net	31,488		75,469	3,200
Other provisions			(1,038)	(1,843)
Minority interest			103	425

(Increase) decrease in assets
Accounts receivable			(187,622)	(50,033)
Inventories			1,732	(10,854)
Taxes recoverable	(6,005)	4,565	(78,360)	(10,304)
Prepaid expenses	1,482		(9,270)	9,032
Prepaid aircrafts			(529,388)	(63,301)
Guarantee deposits			(46,494)	(4,654)
Deferred income tax and social contribution		1,230	4,020	7,317
Judicial deposits			(14,490)	3,799
Other receivables	(1,323)		(59,217)	(46,928)

Increase (decrease) in liabilities
Suppliers			464	26,370
Salaries and social charges	(50)	11	(11,084)	958
Advance from ticket sales			101,768	132,867
Taxes and tariffs payable	6	8	5,840	16,546
Leases payable			(7,498)	2,955
Provision for income tax and social
contribution		(3,409)	72,292	(4,323)
Associated companies		536
Returno f Fokker 100 fleet			(9,295)	(8,202)
Other accounts payable	(2)		8,781	(60,288)

Net cash (used) generated by operating
activities	25,977	18,853	(664,918)	314,150

	Parent company		Consolidated

	2007	2006	2007	2006

Cash flow from investing activities
Increase in property, plant and equipment			(114,314)	(45,754)

Net cash used in investment activities			(114,314)	(45,754)

Cash flows from financing activities
Capital Increase		273,164		273,164
Dividends payable	(137,106)	(29,045)	(137,106)	(29,045)
Financial leases/loans and financing
Increase			1,275,225	611,126
Payment (interests included)			(850,119)	(532,721)
Operating lease
Payment (interests included)			(5,692)	(8,389)
Debentures
Payment (interests included)	(34,805)		(52,517)	(13,558)
Senior notes
Increase			607,080

Net cash generated (used) by financing
activities	(171,911)	244,119	832,871	300,577

Net increase (decrease) in cash and cash
equivalents	(145,934)	262,972	57,639	568,973

Cash and cash equivalents at the end of the
semester	522,717	632,646	2,510,617	1,564,425
Cash and cash equivalents at the beginning of the
semester	668,651	369,674	2,452,978	995,452

Change	(145,934)	262,972	57,639	568,973

33 Supplementary Information - Statement of Added Value

(a) Quarter ended of June 30,:

	Parent company		Consolidated

	2007	2006	2007	2006

Revenues
Services rendered			2,053,508	1,824,014
Allowance for doubtful accounts			(3,269)	(2,337)
Non-operating			309	4,956

			2,050,548	1,826,633

Inputs acquired from third parties
Costs of services rendered	(5)		(751,777)	(565,183)
Material, electricity, third party services and
other	(462)	(2,124)	(542,401)	(470,620)

	(467)	(2,124)	(1,294,178)	(1,035,803)

Gross value added	(467)	(2,124)	756,370	790,830

Retention
Depreciation and amortization			(27,042)	(24,279)
Amortization of goodwill/subsidiaries	(179)	(179)	(179)	(179)

Net value added by the entity	(646)	(2,303)	729,149	766,372

Received on transfer
Equity in earnings of subsidiaries	(28,114)	121,964
Financial income	15,400	20,848	86,288	60,845

Total added value to distribute	(13,360)	140,509	815,437	827,217

Distribution of added value:
Personnel and social charges	(307)	(456)	(278,427)	(178,996)
Taxes, charges and contributions	520	(5,882)	(230,980)	(268,948)
Lease			(192,345)	(185,789)
Interest and exchange rate variations	(15,491)	(480)	(142,323)	(59,793)

Income Retention	(28,638)	133,691	(28,638)	133,691

(b) Semester ended of June 30,

	Parent company		Consolidated

	2007	2006	2007	2006

Revenues
Services rendered			3,966,830	3,487,808
Allowance for doubtful accounts			(4,462)	5,148
Non-operating			5,980	9,618

			3,968,348	3,502,574

Inputs acquired from third parties
Costs of services rendered	(5)		(1,412,234)	(1,089,603)
Material, electricity, third party services and
other	(789)	(8,458)	(1,004,181)	(908,882)

	(794)	(8,458)	(2,416,415)	(1,998,485)

Gross value added	(794)	(8,458)	1,551,933	1,504,089

Retention
Depreciation and amortization			(54,050)	(47,195)
Amortization of goodwill/subsidiaries	(358)	(358)	(358)	(358)

Net value added by the entity	(1,152)	(8,816)	1,497,525	1,456,536

Received on transfer
Equity in earnings of subsidiaries	29,520	244,875
Financial income	35,171	36,826	174,016	120,412

Total added value to distribute	63,539	272,885	1,671,541	1,576,948

Distribution of added value:
Personnel and social charges	(686)	(796)	(515,984)	(345,786)
Taxes, charges and contributions	267	(9,881)	(485,422)	(518,844)
Lease			(417,498)	(349,598)
Interest and exchange rate variations	(32,577)	(1,779)	(222,094)	(102,291)

Income Retention	30,543	260,429	30,543	260,429

BOARD OF DIRECTORS:

Maria Cláudia Oliveira Amaro Demenato
Chairman

Mauricio Rolim Amaro
Vice – Chairman

Members:
Adalberto de Moraes Schettert
Luiz Antônio Correa Nunes Viana Oliveira
Noemy Almeida Oliveira Amaro
Pedro Pullen Parente
Waldemar Verdi Júnior

MANAGEMENT:

Marco Antonio Bologna
CEO

Líbano Miranda Barroso
CFO and Investor Relations Officer

EXECUTIVE OFFICERS:
Alberto Fajerman
José Wagner Ferreira
Paulo Cezar Bastos Castello Branco
Ruy Antônio Mendes Amparo

CONTROLLERSHIP/ACCOUNTANT:

Sandoval Martins Pereira
Manager of the Accountancy Department
Accountant CRC 1 SP 197.596/O -0

05.01 – Coments of performance in quarter

Performance

TAM S.A. presents its comments on performance for the third quarter on a consolidated basis with the operations of subsidiaries TAM Linhas Aéreas S.A. and Transportes Aéreos del Mercosur S.A., which provide air transport services.

See comments on consolidated performance in specific table.

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 06/30/07	4 – 03/31/07
1	Total assets	6,224,994	5,170,828
1.01	Current assets	4,177,556	3,573,094
1.01.01	Cash and banks	2,510,617	2,025,800
1.01.01.01	Cash and banks	118,836	97,310
1.01.01.02	Financial investments	2,391,781	1,928,490
1.01.02	Receivables	964,133	938,662
1.01.02.01	Trade accounts receivable	964,133	938,662
1.01.02.01.01	Trade accounts receivable	964,133	938,662
1.01.03	Inventories	111,688	124,008
1.01.04	Other	591,118	484,624
1.01.04.01	Taxes recoverable	145,705	109,107
1.01.04.02	Advances to aircraft manufacturers	156,543	179,323
1.01.04.03	Deferred income tx and social contribution	34,051	33,044
1.01.04.04	Prepaid expenses	129,210	111,873
1.01.04.05	Other receivables	125,609	51,277
1.02	Long-term receivables	2,047,438	1,597,734
1.02.01	Sundry receivables	1,199,807	802,709
1.02.01.01	Other credits	1,177,906	788,836
1.02.01.01.01	Deposits in guarantee	176,092	157,609
1.02.01.01.02	Deferred income tax and social contribution	161,800	122,664
1.02.01.01.03	Judicial deposits	70,007	59,012
1.02.01.01.04	Advances to aircraft manufacturers	671,286	379,379
1.02.01.01.05	Advances for aircraft maintenance	98,721	70,172
1.02.01.02	Related parties
1.02.01.03	Other	21,901	13,873
1.02.01.03.01	Other receivables	21,901	13,873
1.02.02	Permanent assets	847,631	795,025
1.02.02.01	Investments	70	70
1.02.02.01.04	Subsidiaries – Goodwill
1.02.02.01.05	Other	70	70
1.02.02.02	Property and equipment	847,202	794,417
1.02.02.04	Deferred charges	359	538

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 06/30/07	4 – 03/31/07
2	Total liabilities and stockholders' equity	6,224,994	5,170,828
2.01	Current liabilities	2,149,802	1,979,401
2.01.01	Loans and financing	375,491	337,416
2.01.01.01	Loans and financing	306,689	268,098
2.01.01.02	Leases	68,802	69,318
2.01.02	Debentures	49,398	39,953
2.01.03	Suppliers	347,281	408,063
2.01.04	Taxes, charges and contributions	252,667	218,323
2.01.04.01	Salaries and social charges	183,044	147,209
2.01.04.02	Taxes and tariffs	69,623	71,114
2.01.05	Dividends payable	523	525
2.01.06	Provisions	74,285	43,686
2.01.06.01	Provision for income tax and social contribution	74,285	43,686
2.01.07	Payables to related parties
2.01.08	Other	1,050,157	931,435
2.01.08.01	Advance ticket sales	860,978	770,739
2.01.08.02	Reorganization of Fokker 100 fleet	8,494	11,714
2.01.08.03	Other payables	172,872	148,982
2.01.08.04	Senior notes	7,813
2.02	Long-term liabilities	2,599,639	1,685,818
2.02.01	Long-term liabilities	2,588,540	1,674,719
2.02.01.01	Loans and financing	640,851	299,389
2.02.01.01.01	Loans and financing	571,778	217,482
2.02.01.01.02	Leases	69,073	81,907
2.02.01.02	Debentures	500,000	500,949
2.02.01.03	Provisions	763,457	761,281
2.02.01.03.01	Provision for contingencies	763,457	761,281
2.02.01.04	Payables to related parties
2.02.01.06	Other	684,232	113,100
2.02.01.06.01	Deferred income tax and social contribution	55,222	55,612
2.02.01.06.02	Reorganization of Fokker 100 fleet	50,869	57,198
2.02.01.06.03	Other payables	281	290
2.02.01.06.04	Senior Notes	577,860
2.02.02	Deferred income	11,099	11,099
2.03	Minority interest	2,783	2,997
2.04	Stockholders' equity	1,472,770	1,502,612
2.04.01	Paid-up capital	675,000	675,000
2.04.02	Capital reserves	102,855	102,855

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 06/30/07	4 – 03/31/07
2.04.03	Revaluation reserves	144,424	146,468
2.04.03.01	Own assets
2.04.03.02	Subsidiary/associated companies	144,424	146,468
2.04.04	Revenue reserves	523,657	523,657
2.04.04.01	Legal	33,786	33,786
2.04.04.02	Statutory
2.04.04.03	Contingencies
2.04.04.04	Unrealized profits
2.04.04.05	Retention of profits	489,871	489,871
2.04.04.06	Special for undistributed dividends
2.04.04.07	Others
2.04.05	Accumulated deficit	26,834	54,632
2.04.06	Future capital increase

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 - 04/01/07 to 06/30/07	4 - 01/01/07 to 06/30/07	5 – 04/01/06 to 06/30/06	6 - 01/01/06 to 06/30/06
3.01	Gross sales and/or services revenue	2,053,508	3,966,830	1,824,014	3,487,808
3.01.01	Air transportation revenue - national	1,261,055	2,435,617	1,304,918	2,565,119
3.01.02	Air transportation revenue - international	636,165	1,216,902	365,121	683,079
3.01.03	Other operating sales and/or services revenues	156,288	314,311	153,975	239,610
3.02	Deductions	(83,804)	(163,113)	(91,577)	(165,785)
3.03	Net sales and/or services revenue	1,969,704	3,803,717	1,732,437	3,322,023
3.04	Cost of sales and/or services	(1,406,270)	(2,759,373)	(1,143,551)	(2,176,373)
3.04.01	Cost of services rendered	(1,406,270)	(2,759,373)	(1,143,551)	(2,176,373)
3.05	Gross profit	563,434	1,044,344	588,886	1,145,650
3.06	Operating expenses/income	(602,466)	(1,000,001)	(393,379)	(759,990)
3.06.01	Selling	(386,239)	(652,656)	(258,001)	(520,135)
3.06.02	General and administrative	(144,208)	(270,461)	(105,277)	(211,100)
3.06.02.01	Directors´ fees	(2,637)	(14,301)	(6,951)	(14,610)
3.06.02.02	Other general and administrative expenses	(141,571)	(256,160)	(98,326)	(196,490)
3.06.03	Financial	(62,733)	(60,323)	(4.,545)	7,589
3.06.03.01	Financial income	86,288	174,016	60,845	120,412
3.06.03.02	Financial expenses	(149,021)	(234,339)	(65,390)	(112,823)
3.06.04	Other operating income
3.06.05	Other operating expenses	(9,286)	(16,561)	(25,556)	(36,344)
3.06.06	Equity in the earnings of subsidiaries
3.07	Operating results	(39,032)	44,343	195,507	385,660
3.08	Non-operating results	309	5,980	4,956	9,618
3.08.01	Income	6,177	13,820	6,731	12,757

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 - 04/01/07 to 06/30/07	4 - 01/01/07 to 06/30/07	5 – 04/01/06 to 06/30/06	6 - 01/01/06 to 06/30/06
3.08.02	Expenses	(5,868)	(7,840)	(1,775)	(3,139)
3.09	Profit (loss) before taxes and profit sharing	(38,723)	50,323	200,463	395,278
3.10	Provision for income tax and social contribution	(30,621)	(78,305)	(58,764)	(100,746)
3.11	Deferred income tax	40,556	58,628	(7,758)	(33,678)
3.12	Statutory profit sharing and contributions
3.12.01	Profit sharing
3.12.02	Contributions
3.13	Reversal of interest on capital
3.14	Minority interest	150	(103)	(250)	(425)
3.15	Net income (loss) for the period	(28,638)	30,543	133,691	260,429
	Number of shares (thousand), excluding treasury stock	150,563	150,563	150,563	150,563
	Net income per share		0.20286	0.88794	1.72970
	Loss per share	(0.19021)

08.01 - Comments on Consolidated Performance

The interim financial information was prepared, except when indicated otherwise, in conformity with the accounting practices adopted in Brazil based on the Corporation Law, the standards determined by the Brazilian Securities Exchange Commission (CVM), accounting standards determined by IBRACON (Brazilian Institute of Independent Auditors) and the chart of accounts defined by the National Civil Aviation Agency - ANAC – (formerly DAC), which are referred to as “BR GAAP” and stated in Reais (R$). For the reader´s convenience we are also presenting financial information prepared in accordance with US generally accepted accounting principles – US GAAP.. Comparative analyses are presented between the interim financial information for the first quarter of 2007 (1Q07) and the first quarter of 2006 (1Q06).

TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), leader in the Brazilian airline market, reports its first quarter results for 2007 (1Q07). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP).

1. Main operating and financial highlights

Domestic Operations

TAM reached 49.6% average market share in 2Q07.

ASKs (capacity) increased 26.1% in 2Q07 as a result of the increase in the operating fleet (20 A320 and 2 A319, vs 5 F100 returned and other 5 in redelivery) and the increase in block hours by aircraft from 12.0 hours/day to 12.6 hours/day (total operation).

RPKs (demand) increased 21.5% in 2Q07 compared to 2Q06.
TAM’s domestic load factor decreased to 72.3% in 2Q07, compared to 75.0% in 2Q06.
We operated with the best operational efficiency performance, between the largest companies, in the domestic market with 65% for 2Q07 – 10 p.p. above the market average.

The domestic market demand increased 14.3% comparing 2Q07 vs. 2Q06 while there was an increase in supply of 16.7% in the same period. As a result, the industry's load factor decreased 1.5p.p. to 71.0% in 2Q07 compared to 72.5% in 2Q06.

International Operations

TAM reached 70.8% average market share in 2Q07.

ASKs (capacity) increased 97.5% in 2Q07, due to the increase of three A330 and three MD11 into our international operating fleet allowing the beginning of daily flights to London and Milan, the second daily frequencies to New York and the third daily flight to Paris by adding, the inclusion of two daily flights to Santiago, the start of daily frequency to Cordoba and the increase in the operations to Buenos Aires.

RPKs (demand) increased 82.7% comparing 2Q07 with 2Q06.
TAM’s international load factor decreased 5.6 p.p. to 69.0% in 2Q07 compared to 74.6% in 2Q06.
We operated with 66% operational efficiency in the international market (2Q07), 10 p.p. above the market average.

In the international market, both demand and supply decreased by 19.1% and 9.7%, respectively, when comparing 2Q07 to 2Q06. These factors led to a decrease in load factor from 70.7% to 63.4% in 2Q06 and 2Q07, respectively

08.01 - Comments on Consolidated Performance

Financial Performance

Our Gross revenue increased 12,6% in 2Q07 vs 2Q06.
Our Total cost of services and operational expenses increased 28,5% in 2Q07 vs 2Q06.
Our rentability,
Nossas margens de rentabilidade, represented by EBIT e EBITDAR, were 1,7% and 12,8%, respectively.
Total CASK decreased by 11.6% in 2Q07 compared to 2Q06.
Net loss of R$ 28.6, a negative margin of 1.5%.
Our total cash and cash equivalents equalled R$2,511 million
Our returnon assets was 7.3% calculated by sum of net income LTM divided by the average of total assets LTM.
Our return on equity was 25.7%, calculated by sum of net income LTM divided by the average of equity LTM.

08.01 - Comments on Consolidated Performance

2. Operational performance

2.1. Main operational indicators

	2007		2006		Variation (%)

		Accum. To		Accum. To		Accum. To
	2nd quarter	Jun	2nd quarter	Jun	2nd quarter	Jun

Total
Passengers transported (thousand)	7,213	13,878	6,055	11,606	19.1	19.6
RPK (million)	8,333	16,102	6,038	11,869	38.0	35.7
ASK (million)	11,725	22,691	8,060	16,097	45.5	41.0
Load factor - %	71.1	71.0	74.9	73.7	-3.8 p,p,	-2.8 p,p,
Break-even load factor (BELF) - %	69.9	68.7	65.2	64.5	4.7 p,p,	4.2 p,p,
Average tariff	236	238	257	261	-8.3	-9.0
Flight hours	114,264	226,136	90,125	180,661	26.8	25.2
Kilometers flown by aircraft (million)	67,338	132,966	51,742	104,028	30.1	27.8
Liters of fuel (million)	431,434	834,010	308,360	613,683	39.9	35.9
Aircraft utilization (hours per day)	12.6	12.8	12.0	12.3	4.7	4.1
Landings	65,654	129,991	58,450	116,339	12.3	11.7
Stage Length	1,026	1,023	885	894	15.9	14.4
Total number of employees	18,691	18,691	10,471	10,471	78.5	78.5
- TAM Linhas Aéreas	17,829	17,829	9,652	9,652	84.7	84.7
- TAM Mercosur	666	666	609	609	9.4	9.4
- TAM Fidelidade	196	196	210	210	-6.7	-6.7
WTI-NY end (NYMEX) (in US$/Barrel)	70.68	70.68	73.93	73.93	-4.4	-4.4
End of period exchange rate	1.9262	1.9262	2.1643	2.1643	-11.0	-11.0
Domestic Market
Paid passengers transported (thousand)	6,317	12,164	5,497	10,516	14.9	15.7
RPK domestic (million)	5,354	10,557	4,407	8,675	21.5	21.7
RPK scheduled domestic (million)	5,133	9,855	4,107	7,700	25.0	28.0
ASK domestic (million)	7,407	14,770	5,874	11,889	26.1	24.2
ASK scheduled comestic (million)	7,138	13,944	5,511	10,753	29.5	29.7
Domestic Load factor - %	72.3	71.5	75.0	73.0	-2.7 p.p.	-1.5 p.p.
Market Share - %	49.6	49.1	45.9	44.8	3.7 p.p.	4.3 p.p.

International Market*
Paid passengers transported (thousand)	896	1,714	558	1,090	60.5	57.2
RPK international (million)	2,979	5,545	1,631	3,194	82.7	73.6
RPK scheduled international (million)	2,963	5,505	1,587	3,127	86.7	76.0
ASK international (million)	4,317	7,921	2,186	4,208	97.5	88.2
ASK scheduled international (million)	4,290	7,856	2,119	4,107	102.4	91.3
International Load factor - %	69.0	70.0	74.6	75.9	-5.6 p.p.	-5.9 p.p.
Market Share - %**	70.8	65.9	30.0	25.7	40.8 p.p.	40.2 p.p.
*International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numbers.
**Does not include TAM Mercosur figures.

08.01 - Comments on Consolidated Performance

2.2 Fleet

The Company´s current operational fleet as at June, 30 is set out below

	June, 30

					Non operating
Models	In operation		Sub-leased		(redelivery)		Total

	2007	2006	2007	2006	2007	2006	2007	2006

	10	7		3			10	10
	61	41					61	41
	15	13					15	13
	12	22			5		17	22
	3						3

	101	83		3	5		106	86

08.01 - Comments on Consolidated Performance

	2nd quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

	2007	2006	Variation	2007	2006	Variation
			(%)			(%)

Operational Income	17.51	22.63	-22.6	2,053.5	1,824.0	12.6
Flight revenue	16.18	20.72	-21.9	1,897.2	1,670.0	13.6
Domestic	9.98	15.24	-34.5	1,170.1	1,228.1	-4.7
International	4.54	4.09	11.0	531.8	329.4	61.4
Cargo	1.67	1.40	19.3	195.3	112.5	73.5
Other operating sales and/or services revenues	1.33	1.91	-30.4	156.3	154.0	1.5
Sales deductions and taxes	(0.71)	(1.14)	-37.7	(83.8)	(91.6)	-8.5

Net operational income	16.80	21.49	-21.8	1,969.7	1,732.4	13.7

Cost of services and operational expenses
Fuel	(5.47)	(6.30)	-13.2	(641.0)	(507.8)	26.2
Selling and marketing expenses	(1.99)	(2.43)	-18.1	(233.6)	(195.7)	19.4
Aircraft and equipment leasing	(1.64)	(2.31)	-29.0	(192.4)	(185.8)	3.5
Personnel	(2.63)	(2.54)	3.5	(308.9)	(205.0)	50.7
Maintenance and reviews (except personnel)	(0.90)	(1.27)	-29.1	(105.4)	(102.2)	3.1
Outsourced services	(1.01)	(1.54)	-34.4	(118.6)	(124.0)	-4.4
Landing and take-off and navigation charges	(0.89)	(0.90)	-1.1	(103.8)	(72.8)	42.7
Depreciation and amortization	(0.23)	(0.30)	-23.3	(26.9)	(24.1)	11.5
Aircraft insurance	(0.07)	(0.10)	-30.0	(8.4)	(8.4)	0.2
Others	(1.69)	(1.01)	67.3	(197.8)	(81.1)	143.8

Total cost of services and operational
expenses	(16.52)	(18.69)	-11.6	(1,936.7)	(1,506.8)	28.5

Gross profit	0.28	2.80	-90.0	33.0	225.6	-85.4

Financial income (expense)	(0.54)	(0.74)	-27.0	(62.7)	(60.0)	4.6
Other operating expenses. Net	(0.08)	(0.32)	-75.0	(9.3)	(25.6)	-63.7

Operating income (loss)	(0.33)	1.74	-119.0	(39.0)	140.1	-127.9
Non-operating results, net	0.00	0.06	-100.0	0.3	5.0	-93.8

Income (loss) before income and social
contribution taxes	(0.33)	1.80	-118.3	(38.7)	145.0	-126.7
Income tax and social contribution	0.08	(0.59)	-113.6	9.9	(47.7)	-120.8

Income (loss) before minority interest	(0.25)	1.21	-120.7	(28.8)	97.4	-129.6
Minority interest	0.00	0.00	0.0	0.1	(0.3)	-159.8
Reversal of interest on equity	0.00	0.00	0.0	0.0	0.0	0.0

Net income (loss) for the period	(0.24)	1.20	-120.0	(28.6)	97.1	-129.5

08.01  - Comments on Consolidated Performance

3.  Comments on the numbers of the first quarter of 2006 are on BR GAAP, except as indicated:

			Variation
Comparative RASK, Yield and Load Factor	2007	2006	(%)

	2nd quarter	2nd quarter	2nd quarter

RASK (cents of reais)	16.80	21.49	-21.8
Load factor - %	71.07	74.91	-3.8 p.p.
Yield (cents of reais)	24.64	30.21	-18.4

RASK Scheduled Domestic (cents of reais)	15.26	20.63	-26.0
Scheduled Domestic Load Factor (%)	71.92	74.53	-2.6 p.p.
Yield Scheduled Domestic (cents of reais)	22.25	29.12	-23.6

RASK Scheduled International (cents of reais)	12.30	15.29	-19.6
Scheduled International Load Factor (%)	69.08	74.90	-5.8 p.p.
Yield Scheduled International (cents of reais)	17.83	20.43	-12.7
Yield Scheduled International (cents of USD)	9.26	9.44	-1.9

Gross operating revenue

Our gross operating revenue increased 12.6% to R$2,053.5 million in 2Q07 compared to R$1,824.0 million in 2Q06. The total Yield decreased 18.4% to R$24.64 cents in the 2Q07 compared to R$30.21 cents in 2Q06. This decrease was mainly due to the competitive scenario in the domestic market, the appreciation of the Real vs. Dollar of 12.4% - causing a reduction in the international revenues converted to Reais and the dilution in the average tariff that also is diluted by the increase in the average stage length. Our total demand (RPK) increased 38.0% and our supply (ASK) 45.5% resulting in a reduction of 3.8 p.p. in the average load factor to 71.1% in 2Q07. The total RASK decreased 21.8% to R$16.80 cents, compared to 21.49 Real cents in 2Q06.

Gross domestic passenger revenue (including scheduled and charter passengers) decreased 4.7% to R$1,170.1 million in 2Q07, compared with R$1,228.1 million in 2Q06. Domestic scheduled yield decreased 23.6%, from R$29.12 cents in 2Q06 to R$22.25 cents in 2Q07, domestic demand (in RPK terms) increased 21.5% while the increase in the domestic supply (in ASK terms) was 26.1% resulting in a reduction in the domestic load factor of 2.7 p.p. Due to the decrease in both yield and load factor, the RASK scheduled domestic decreased 26.0% reaching R$15.26 cents in 2Q07 compared to R$20.63 cents in 2Q06.

Gross international passenger revenue (including scheduled and charter passengers) increased 61.4% to R$531.8 million in 2Q07 compared to R$329.4 million in 2Q06. The yield scheduled international decreased 12.7% to R$17.83 cents in 2Q07. In dollar terms, yield scheduled international decreased 1.9% to US$9.26 cents in 2Q07 from US$9.44 cents in 2Q06. The decrease in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 12.4% - causing a reduction in the international revenues converted to Reais and the dilution in the average tariff that also is diluted by the increase in the average stage length. Our international demand increased 82.7% and the international supply 97.5% resulting in a load factor decrease of 5.6 p.p. reaching 69.0% from 74.6% in 2Q06. In consequence of the decrease in both international yield and load factor, the RASK scheduled international decreased 19.6% from R$15.29 cents in 2Q06 to R$12.30 cents in 2Q07. The reduction observed in the load factor was mainly due to the maturation of: the new daily frequency to New York, the beginning of the third frequency to Paris with an aircraft with higher capacity and the beginning of a daily flight to Milan.

08.01 - Comments on Consolidated Performance

Gross cargo revenue (domestic and international) increased 73.5% to R$195.3 million in 2Q07 compared to R$112.5 million in 2Q06 due to the increase in our capacity, leveraged primarily by increase in the international supply of 97.5%, and consequent availability of more cargo space to TAM Express (the cargo product offered by TAM Linhas Aéreas S.A.).

Other gross revenue increased 1.5% to R$156.3 million in 2Q07, compared to R$154.0 million in 2Q06.

Sales deductions and taxes

Sales deductions and taxes decreased 8.5% to R$83.8 million in 2Q07, compared with R$91.6 million in 2Q06, due to the decrease of 4.7% in our gross domestic passenger revenues which is the basis for the calculation.

Net operating revenue

Our net operating revenue increased 13.7% to R$1,969.7 million in 2Q07 compared with R$1,732.4 million in 2Q06.

Cost of services and operational expenses and CASK

Our cost of services and operating expenses increased by 28.5% to R$ 1,936.7 million in 2Q07, compared to R$ 1,506.8 million in 2Q06. The increase in cost of services and operating expenses is principally due to the increase in the fuel cost, personnel, landing and take-off fees and navigational aid and other expenses. The cost of services and operational expenses by ASK (CASK) decreased 11.6% from 18.69 Real cents in 2Q06, to 16.52 Real cents in 2Q07, mainly due to the improvement in aircraft utilization (daily hours flown increased to 12.6), by the appreciation of the Real exchange rate of 12.4% and by the decrease in fuel cost due to the change in the mix of supplying between the domestic and international market. The CASK excluding the fuel costs decreased 10.8% in 2Q07 compared to 2Q06.

Comparative CASK	2007		2006		Variation(%)

	2nd	Accum .to	2nd	Accum .to	2nd	Accum .to
	Quarter	Jun	Quarter	Jun	Quarter	Jun

CASK (cents of reais)	16.52	16.23	18.69	18.06	-11.6	-10.1
CASK except fuel (cents of
reais)	11.05	10.89	12.39	11.99	-10.8	-9.2

Fuel costs increased 26.2% to R$ 641.0 million in 2Q07, compared with R$ 507.8 million in 2Q06 due to the 39.9% increase in litres consumed offset by the average cost per litre decreased of 9.8% in the same period, mainly due to the change in the supplying mix, with a higher participation of the international flights. Fuel costs by ASK decreased 13.2% .

Sales and marketing expenses increased by 19.4% to R$ 233.6 million 2Q07, compared to R$ 195.7 million in 2Q06. The sales and marketing expenses represented 11.9% of total net revenues in 2Q07 against 11.3% in 2Q06, an increase of 0.6 p.p.. The main reason was the increase in the international sales (passenger and cargo) that have higher commercial costs, partially offset by the reduction on the commission paid to the representatives before the incorporation of the national stations in the end of 1Q07. Sales and marketing expenses per ASK reduced 18.1% .

08.01 - Comments on Consolidated Performance

Aircraft and equipment leasing costs increased by 3.5% to R$ 192.4 million in 2Q07, compared with R$ 185.8 million in 2Q06, mostly due to the increase of 20 aircraft A320, 2 A319 and 3 aircraft MD11, compensated by the return of 5 Fokker 100, the 12.4% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position. Aircraft and equipment leasing costs by ASK decreased 29.0% .

Personnel costs increased by 50.7% to R$ 308.9 million in 2Q07, compared to R$ 205.0 million in 2Q06, principally due to the 78.5% increase in headcount from 10,471 to 18,691 in 2Q06 vs. 2Q07, respectively, due to the incorporation of the national stations in the end of 1Q07, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. The adjustment is aligned with the goal to gain efficiency and streamline the Company. Personnel costs per ASK increased 3.5% .

Maintenance and repairs (except personnel) costs increased 3.1% to R$ 105.4 million in 2Q07, compared to R$ 102.2 million in 2Q06, mainly due to the increase in flown hours to 12.6, the increase in our fleet and compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 12.4% . Costs with maintenance and repairs (except personnel) by ASK decreased 29.1% .

Outsourced services decreased by 4.4% to R$ 118.6 million in 2Q07, compared to R$ 124.0 million in 2Q06 mainly due to the incorporation of the check-in services and the appreciation of the Real against the US dollar of 12.4% reducing the costs with international stations and the international distribution. Outsourced services by ASK decreased 34.4% .

Landing, take-off and navigation charges increased 42.7% to R$ 103.8 million in 2Q07 compared with R$ 72.8 million in 2Q06, due to the increase of 12.3% in take-offs and 30.1% in kilometres flown, also the mix was changed increasing the international flights, which costs are higher than domestic. Landing, take-off and navigation charges by ASK decreased 1.1% .

Depreciation and amortization costs increased 11.5% to R$ 26.9 million in 2Q07 compared with R$ 24.1 million in 2Q06. Mainly due to the new additions in the fixed assets R$ 52.8 million, principally due to the spare parts acquisitions during the period from 2Q06 to 2Q07. The depreciation and amortization expense by ASK decreased 23.3% .

Aircraft insurance increased 0.2% to R$ 8.4 million in the 2Q07 compared to R$ 8.4 million in 2Q06, principally due to the increase in the number of passengers carried in 19.1% in 2Q07 vs. 2Q06 and the net increase of 18 aircraft into our operating fleet, offset by better risk-class rating from our insurers, and the appreciation of the Real against the US dollar of 12.4% . The costs of aircraft insurance by ASK reduced 30.0% .

Other operating expenses increased by 143.8% to R$ 197.8 million in 2Q07, compared to R$ 81.1 million in 2Q06, mainly due to the increase in our operations of 45.5%, costs with the new international bases and the increase in general and administrative expenses. Other operational expenses by ASK increased 67.3% .

Net financial result

Our net financial result reached negative result of R$ 62.7 million in 2Q07, compared with a negative result of R$ 60.0 million in 2Q06. Mainly due to the provisioning of non-realized accrual with foreign exchange hedge and interest expenses of bonds and debentures offset by revenues from the financial applications and impact of 12.4% Real appreciation against US dollar.

Income tax and social contribution

Income tax and social contribution had an income of R$ 9.9 million in 2Q07, compared to expenses of R$ 47.7 million in 2Q06. Our effective tax rate was 25.7% (negative) in 2Q07 and 32.9% (positive) in 2Q06.

Net Income

Our net loss reached R$ 28.6 million in 2Q07, compared with net income of R$ 97.1 million in 2Q06, as a result of the matters above discussed that represented an reduction of 7.1 p.p. in margin, from a positive margin of 5.6% in 2Q06 to a negative margin of 1.5% in 2Q07.

EBIT

EBIT margin was 1.7%, reaching R$ 32.8 million in 2Q07, compared to R$ 225.4 in 2Q06. Our EBIT margin decreased 11.3 p.p. in 2Q07. The EBIT reduction was a consequence of the 21.8% RASK reduction, composed of 18.4% reduction in the yield and 3.8 p.p. in the load factor, partially offset by the reduction of 11.6% in CASK.

EBITDAR

EBITDAR margin was 12.8%, reaching R$ 252.4 million in 2Q07, compared to R$ 435.7 million in 2Q06, representing a decrease in the EBITDAR margin of 12.3 p.p. in 2Q07 given the facts above mentioned.

EBITDAR, EBITDA and EBIT - Consolidated

The Company uses EBITDAR net income before interest, taxes, depreciation, amortization and rents, EBITDA net income before interest, taxes, depreciation and amortization and EBIT net income before interest and taxes as indicators to determine its financial and economic performance.

These indicators are not described in Brazilian accounting standards. The Company uses EBITDAR, EBITDA and EBIT since they are standard financial measures.

The above indicators should not be analyzed on their own, but should be evaluated together with operational income and net income for the period, which are determined in accordance with accounting practices derived from Brazilian Corporation law.

Below are the calculations of the Company’s EBITDAR, EBITDA and EBIT:

	Quarter ended of		Semester ended of

	06.30.2007	06.30.2006	06.30.2007	06.30.2006

Net income before minority interest	(28,788)	133,941	30,646	260,854

Income tax and social contribution	(9,935)	66,522	19,677	134,424
Financial result, net	62,733	4,545	60,323	(7,589)
Non-operating result, net	(309)	(4,956)	(5,980)	(9,618)
Other operating expenses, net	9,107	25,377	16,203	35,986

EBIT	32,808	225,429	120,869	414,057

Depreciation and amortization	27,042	24,270	54,050	47,195
Goodwill amortization in subsidiary	179	179	358	358

EBITDA	60,029	249,878	175,277	461,610

Rental - Leasing	192,345	185,789	417,498	349,598

EBITDAR	252,374	435,667	592,775	811,208

Net revenue	1,969,704	1,732,437	3,803,717	3,322,023

Margins:

EBIT	1.7	13.0	3.2	12.5
EBITDA	3.0	14.4	4.6	13.9
EBITDAR	12.8	25.1	15.6	24.4

08.01 - Comments on Consolidated Performance

	January – June

BR GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2007	2006	(%)	2007	2006	(%)

Operational Income	17.48	21.67	-19.3	3,966.8	3,487.8	13.7
Flight revenue	16.10	20.18	-20.2	3,652.5	3,248.2	12.5
Domestic	9.97	15.01	-33.6	2,262.7	2,415.9	-6. 3
International	4.57	3.83	19.3	1,037.8	616.6	68.3
Cargo	1.55	1.34	15.7	351.9	215.6	63.2
Other operating sales and/or services
revenues	1.39	1.49	-6.7	314.3	239.6	31.2
Sales deductions and taxes	(0.72)	(1.03)	-30.1	(163.1)	(165.8)	-1.6

Net operational income	16.76	20.64	-18.8	3,803.7	3,322.0	14.5

Cost of services and operational expenses
Fuel	(5.34)	(6.07)	-12.0	(1,211.3)	(977.6)	23.9
Selling and marketing expenses	(1.88)	(2.49)	-24.5	(427.6)	(400.9)	6.7
Aircraft and equipment leasing	(1.84)	(2.17)	-15.2	(417.5)	(349.6)	19.4
Personnel	(2.54)	(2.45)	3.7	(576.6)	(395.0)	46.0
Maintenance and reviews (except personnel)	(0.93)	(1.12)	-17.0	(210.3)	(180.0)	16.8
Outsourced services	(1.15)	(1.57)	-26.8	(261.0)	(252.7)	3.3
Landing and take-off and navigation charges	(0.90)	(0.88)	2.3	(203.1)	(141.8)	43.2
Depreciation and amortization	(0.24)	(0.29)	-17.2	(53.9)	(46.8)	15.0
Aircraft insurance	(0.07)	(0.11)	-36.4	(16.9)	(17.2)	-2.1
Others	(1.34)	(0.91)	47.3	(304.4)	(145.8)	108.8
Total cost of services and operational
expenses	(16.23)	(18.06)	-10.1	(3,682.5)	(2,907.6)	26.7

Gross profit	0.53	2.57	-79.4	121.2	414.4	-70.8

Financial income (expense)	(0.27)	(0.44)	-38.6	(60.3)	(71.3)	-15.4
Other operating expenses. Net	(0.07)	(0.23)	-69.6	(16.6)	(36.3)	-54.4

Operating income (loss)	0.20	1.91	-89.5	44.3	306.7	-85.5
Non-operating results, net	0.03	0.06	-50.0	6.0	9.6	-37.8

Income (loss) before income and social
contribution taxes	0.22	1.97	-88.8	50.3	316.4	-84.1
Income tax and social contribution	(0.09)	(0.67)	-86.6	(19.7)	(107.6)	-81.7

Income (loss) before minority interest	0.14	1.30	-89.2	30.6	208.8	-85.3
Minority interest	0.00	0.00	0.0	(0.1)	(0.4)	-75.7
Reversal of interest on equity	0.00	0.00	0.0	0.0	0.0	0.0

Net income (loss) for the period	0.13	1.29	-89.9	30.5	208.3	-85.3

09.01 - Investments in Subsidiary and/or AssociatedCompanies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)			9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	TAM - LINHAS AÉREAS S.A.	02.012.862/0001-60	Unlisted subsidiary	100.00	100.00
Industrial, commercial and other companies			2,604,602	2,604,602

02	TRANSPORTES AÉREOS DEL MERCOSUR S.A.	. . / -	Unlisted subsidiary	94.98	94.98
Industrial, commercial and other companies			87,653	87,653

10.01 – Characteristics of public or private issue of debentures

1 – ITEM	01
2 – Order no.	01
3 – CVM registration no.	CVM/SRE./DEB/2006/033
4 – DATe of CVM registration	12/09/2006
5 – Series issued	01
6 – Issue type	SIMPLE
7 – Type of issue	PUBLIC
8 – Date of issue	01/08/2006
9 – Due date	01/08/2012
10 – Type of debenture	Non-preference
11 – Current remuneration	104.5% of DI
12 – Premium/ Discount
13 – Nominal value (REAIS)	10,000.00
14 – Amount issued (thousands of REAIS )	500,000
15 – Quantity of titles issued (units)	50,000
16 – Titles in circulation (units)	50,000
17 – Titles in Treasury (units)	0
18 – Titles re-purchased (units)	0
19 – Titles converted (units)	0
20 – Titles still to be placed (units)	0
21 – Date of last interest rate adjustment
22 – Date of next event

13.01 - Business Projections

No information is provided.

16.01 - Other Information Considered Relevant by the Company

1 Breakdown of TAM’s Shareholders’

	03.31.2007

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM
Empreendimentos e
Participações S.A.	58,180,635	97.31	20,370,935	22.44	78,551,570	52.17
Aerosystem S.A.
Empr. e
Participações	1,515,656	2.53	2,073,881	2.28	3,589,537	2.38
Agropecuária Nova
Fronteira Ltda	79,516	0.13			79,516	0.05

Total controlling
group	59,775,807	99.97	22,444,816	24.73	82,220,623	54.61

Mercado (Free Float)	16,148	0.03	68,326,570	75.27	68,342,718	45.39

Capital Total	59,791,955	100.00	90,771,386	100.00	150,563,341	100.00

On January 11, 2006 the Fiscal Council was introduce.

16.01 - Other Information Considered Relevant by the Company

Shares belonging to members of the Board of Director´s and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Director´s	6		2		8
Fiscal Council	0		0		0

Total	6		2		8

As part of our wish to show exemplary standards of governance, below we set out below the shareholders who own more than 5% of the voting capital – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.
Included in block of control
	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,057,199	0.76
Maria Cláudia Oliveira Amaro Demenato	51,209,658	36.92
Maurício Rolim Adolfo Amaro	51,209,658	36.92
Marcos Adolfo Tadeu Senamo Amaro	20,695,287	14.92
João Francisco Amaro	11,312,879	8.16
Shares in Treasury	3,216,284	2.32

Total	138,700,965	100.00

16.01 - Other Information Considered Relevant by the Company

Agropecuária Nova Fronteira Ltda
Included in block of control
		Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A. Empr. e
Participações
Included in block of control
	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida Oliveira
Amaro	94,900	50.00	168,132	49.99	263,032	50.00
Maria Cláudia Oliveira Amaro
Demenato	31,633	16.66	56,044	16.66	87,677	16.66
Maurício Rolim Amaro	31,634	16.67	56,044	16.66	87,678	16.67
Marcos Adolfo Tadeu Senamo
Amaro	31,633	16.66	56,045	16.67	87,678	16.66
João Francisco Amaro	23	0.01	53	0.02	76	0.01

Total	189,823	100.00	336,318	100.00	526,141	100.00

	03.31.2006

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos
e Participações S.A.	58,180,638	97.31	20,454,657	22.92	78,635,295	52.76
Aerosystem S.A. Empr. e
Participações	1,515,656	2.53	2,073,881	2.32	3,589,537	2.41
Agropecuária Nova
Fronteira Ltda	79,516	0.13			79,516	0.05

Total controlling group	59,775,810	99.97	22,528,538	25.24	82,304,348	55.22

Directors			22,222	0.02	22,222	0.01

Free float	19,035	0.03	66,713,857	74.74	66,732,892	44.77

	59,794,845	100.00	89,264,617	100.00	149,059,462	100.00

On January 11,2006 the Fiscal Council was introduce.

Shares belonging to members of the members Board of Director´s and Fiscal Council which were lent  by members of the controlling group and declared as part of the controlling group shares in this  report

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of directors	6		2		8
Fiscal Council	0		0		0

	6		2		8

Shares belonging to directors included in the free float section

	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Executive Officers			22,222	0.02	22,222	0.01

As part of our wish to show exemplary standards of governance, below we set out the shareholders who own more than 5% of the voting capital – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.

	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,057,199	0.76
Maria Cláudia Oliveira Amaro Demenato	51,209,658	36.92
Maurício Rolim Adolfo Amaro	51,209,658	36.92
Marcos Adolfo Tadeu Senamo Amaro	20,695,287	14.92
João Francisco Amaro	11,312,879	8.16
Shares in Treasury	3,216,284	2.32

Total	138,700,965	100.0

Agropecuária Nova Fronteira Ltda

	Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A.
Empr. e
Participações

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida
Oliveira Amaro	94,900	50.00	168,132	49,99	263,032	50.00
Maria Cláudia
Oliveira Amaro
Demenato	31,633	16.66	56,044	16.66	87,677	16.66
Maurício Rolim
Amaro	31,634	16.67	56,044	16.66	87,678	16.67
Marcos Adolfo
Tadeu Senamo
Amaro	31,633	16.66	56,045	16.67	87,678	16.66
João Francisco
Amaro	23	0.01	53	0.02	76	0.01

Total	189,823	100.00	336,318	100.00	506,569	100.00

1 Disputes

The Company has included a clause in its Statutes which obliges it to use the Market´s Arbitration Chamber in case of disputes.

17.01 - Report on the Special Review - Without Exception

Independent accountant’s review report

To the Board of Directors and Shareholders
TAM S.A.
São Paulo - SP

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of TAM S.A. and its subsidiaries for the quarter and semester ended June 30. This information is the responsibility of the Company’s management.

2
Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4
Our review was conducted for the purpose of issuing a review report on accounting information included in the Quarterly Information (ITR), taken as a whole. The individual and consolidated statement of cash flows and the individual and consolidated statement of added value of are presented for purposes of additional analysis and is not a required part of the Quarterly Information (ITR). This individual and consolidated information has been subjected to the same review procedures described above and we are not aware of any material modifications that should be made in relation to the accounting information included in the Quarterly Information (ITR) taken as a whole.

5
The Quarterly Information also includes accounting information relating to the operations for the quarter and semester ended June 30, 2006, and for the balance sheet for the quarter ended March 31, 2007 presented for comparison purposes. The limited reviews of the Quarterly Information (ITR) for that quarter and semester for those periods were conducted by other independent accountants who issued reports thereon dated August 4, 2006, and May 4, 2007, respectively, without exceptions.

São Paulo, August 9, 2007

PricewaterhouseCoopers	Carlos Alberto de Sousa
Auditores Independentes	Contador CRC 1RJ 056561/O-0 “S” SP
CRC 2SP000160/O-5

Subsidiary/Associated Companies

Company name TAM - LINHAS AÉREAS S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 04/01/07 to 06/30/07	4 - 01/01/07 to 06/30/07	5 - 04/01/06 to 06/30/06	6 -01/01/06 to 06/30/06
3.01	Gross sales and/or services revenue	2,013,447	3,884,267	1,787,293	3,411,050
3.01.01	Air transportation revenue – domestic	1,261,055	2,435,616	1,304,918	2,565,119
3.01.02	Air transportation revenue – international	595,230	1,133,505	328,825	608,251
3.01.03	Other operating sales and/or services revenues	157,162	315,146	153,550	237,680
3.02	Deductions	(83,342)	(161,918)	(91,316)	(165,171)
3.03	Net sales and/or services revenue	1,930,105	3,722,349	1,695,977	3,245,879
3.04	Cost of sales and/or services	(1,378,957)	(2,707,105)	(1,120,455)	(2,131,389)
3.04.01	Cost of services rendered	(1,378,957)	(2,707,105)	(1,120,455)	(2,131,389)
3.05	Gross profit	551,148	1,015,244	575,522	1,114,490
3.06	Operating expenses/income	(587,652)	(973,646)	(398,205)	(757,267)
3.06.01	Selling	(376,005)	(632,450)	(248,762)	(500,333)
3.06.02	General and administrative	(141,385)	(264,984)	(100,381)	(196,345)
3.06.02.01	Director´s Fees	(2,247)	(13,445)	(6,772)	(13,604)
3.06.02.02	Other expenses general and administrative	(139,138)	(251,539)	(93,609)	(182,741)
3.06.03	Financial	(61,155)	(60,009)	(23,685)	(24,604)
3.06.03.01	Financial income	119,510	159,932	39,443	84,897
3.06.03.02	Financial expenses	(180,665)	(219,941)	(63,128)	(109,501)
3.06.04	Other operating income
3.06.05	Other operating expenses	(9,107)	(16,203)	(25,377)	(35,985)
3.06.06	Equity in the earnings of subsidiaries

1 – Code	2 – Description	3 – 04/01/07 to 06/30/07	4 - 01/01/07 to06/30/07	5 - 04/01/06 to06/30/06	6 -01/01/06 to06/30/06
3.07	Operating results	(36,504)	41,598	177,317	357,223
3.08	Non-operating results	2,401	6,6488	1,203	6,781
3.08.01	Income	3,701	10,978	6,657	13,002
3.08.02	Expenses	(1,300)	(4,330)	(5,454)	(6,221)
3.09	Profit (loss) before taxes and profit sharing	(34,103)	48,246	178,520	364,004
3.10	Provision for income tax and social contribution	(30,733)	(78,305)	(53,534)	(93,486)
3.11	Deferred income tax	39,555	57,629	(7,758)	(33,678)
3.12	Statutory profit sharing and contributions
3.12.01	Profit sharing
3.12.02	Contributions
3.13	Reversal of interest on capital
3.15	Net income (loss) for the period	(25,281)	27,570	117,228	236,840
	Number of shares (thousand), excluding treasury stock	2,065	2.065	2,065	2,065
	Net income per share		13.35109	56.76901	114.69249
	Loss per share	(12.24262)

1 - Code	2 - Description	3 - 04/01/07 to 06/30/07	4 - 01/01/07 to 06/30/07	5 - 04/01/06 to 06/30/06	6 - 01/01/06 to 06/30/06
3.01	Gross sales and/or services revenue	48,084	97,959	41,540	86,435
3.01.01	Air transportation revenue	40,935	83,397	36,295	74,828
3.01.02	Other operating revenue	7,149	14,562	5,245	11,607
3.02	Deductions	(462)	(1,196)	(262)	(615)
3.03	Net sales and/or services revenue	47,622	96,763	41,278	85,820
3.04	Cost of sales and/or services	(35,336)	(67,665)	(27,915)	(54,661)
3.04.01	Cost of services rendered	(35,336)	(67,665)	(27,915)	(54,661)
3.05	Gross profit	12,286	29,098	13,363	31,159
3.06	Operating expenses/income	(13,177)	(26,379)	(12,134)	(25,537)
3.06.01	Selling	(10,233)	(20,207)	(9,241)	(19,802)
3.06.02	General and administrative	(2,024)	(3,968)	(1,919)	(4,028)
3.06.02.01	Director´s Fees	(137)	(280)	(66)	(373)
3.06.02.02	Other expenses general and administrative	(1,887)	(3,688)	(1,853)	(3,655)
3.06.03	Financial, net	(920)	(2,204)	(974)	(1,707)
3.06.03.01	Financial income	1,020	2,170	552	860
3.06.03.02	Financial expenses	(1,940)	(4,374)	(1,526)	(2,567)
3.06.04	Other operating income
3.06.05	Other operating expenses
3.06.06	Equity in the earnings of subsidiaries

1 - Code	2 - Description	3 - 04/01/07 to 06/30/07	4 - 01/01/07 to 06/30/07	5 - 04/01/06 to 06/30/06	6 - 01/01/06 to 06/30/06
3.07	Operating results	(891)	2,719	1,229	5,622
3.08	Non-operating results	(2,092)	(668)	3,757	2,837
3.08.01	Income	2,476	2,844	3,757	3,757
3.08.02	Expenses				(920)
3.09	Profit (loss) before taxes and profit sharing	(4,568)	(3,514)	4,986	8,459
3.10	Provision for income tax and social contribution	(2,983)	2,053
3.11	Deferred income tax
3.12	Statutory profit sharing and contributions
3.12.01	Profit sharing
3.12.02	Contributions
3.13	Reversal of interest on capital
3.15	Net income (loss) for the period	(2,983)	2,053	4,986	8,459
	Number of shares (thousand), excluding treasury stock	88	88	88	88
	Net income per share		23.32955	56.65909	96.12500
	Loss per share	(33.89773)

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial information	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Operations	6
04	01	Explanatory Notes	8
05	01	Comments on Performance in Quarter	50
06	01	Consolidated Balance Sheet – Assets	51
06	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	52
07	01	Consolidated Statement of Operations	54
08	01	Comments on Consolidated Performance	56
09	01	Investments in Subsidiary and/or Associated Companies	66
10	01	Characteristics of Public or Private Issues of Debentures	67
13	01	Business Projections	68
16	01	Other Information Considered Relevant by the Company	69
17	01	Report on Limited Reviews - Without Exception	77
		TAM - Linhas Aéreas S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	78
		Transportes Aéreos Del Mercosur S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	80

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.